                                                   This filing is made pursuant
                                                   to Rule 424(b)(4) under
                                                   the Securities Act of
                                                   1933 in connection with
                                                   Registration No. 333-58088

                                2,000,000 SHARES

                               KEITH COMPANY LOGO
                                  COMMON STOCK

                            ------------------------

      This is a public offering of 2,000,000 shares of our common stock. We are offering 1,750,000 shares and the selling shareholders are offering 250,000 shares. We will not receive any of the proceeds from the sale of shares by the selling shareholders. Our common stock is quoted on the Nasdaq National Market under the symbol "TKCI." On May 1, 2001, the last reported sale price of our common stock on the Nasdaq National Market was $16.60 per share.

                            ------------------------

      INVESTING IN OUR SHARES INVOLVES RISKS. PLEASE SEE "RISK FACTORS" BEGINNING ON PAGE 6.

                            ------------------------

                                                               PER
                                                              SHARE        TOTAL
Price to public.............................................  $16.00    $32,000,000
Underwriting discounts and commissions......................  $ 0.99    $ 1,980,000
Proceeds to us..............................................  $15.01    $26,267,500
Proceeds to selling shareholders............................  $15.01    $ 3,752,500

      We and the selling shareholders have granted the underwriters a 45-day option to purchase up to an additional 300,000 shares of our common stock on the same terms and conditions as set forth above solely to cover over-allotments, if any.

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

WEDBUSH MORGAN SECURITIES INC.                       JANNEY MONTGOMERY SCOTT LLC

                  THE DATE OF THIS PROSPECTUS IS MAY 1, 2001.

On Inside Front Cover -- Graphics consisting of photographs of projects on which we have performed services, or representative of those on which we have performed services.

                               PROSPECTUS SUMMARY

To fully understand this offering and its consequences to you, you should read the following summary together with the more detailed information and our consolidated financial statements and the notes to those statements appearing elsewhere in this prospectus.

                           THE KEITH COMPANIES, INC.

We are an 18 year old engineering and consulting services firm located in the Western United States. We have achieved strong growth in both our net revenue and net income. From fiscal 1996 through fiscal 2000, our net revenue has grown at a compounded annual growth rate of 42% and our net income has grown at a compounded annual growth rate of 59%. We have achieved this growth through our own internal efforts and through acquisitions. We believe that our success is due to a number of factors, including:

     - our well-established reputation for providing timely and high quality services to our clients;

     - our experienced professional staff, established systems and seasoned management team;

     -   our ability to identify, consummate and integrate acquisitions;

     - our full range of services that allow us to provide our clients comprehensive, integrated and cost-effective solutions; and

     - our ability to expand and build on our client relationships due to our reputation within our industries and our technical expertise.

We believe that the historical and projected growth in population, personal income and employment in the geographic regions in which we operate in the Western United States are all combining to support the continued long-term demand for our services.

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF OUR COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR, AND PURCHASE, SHARES OF OUR COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN OUR COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

Any trademarks or trade names referred to in this prospectus are the property of their respective owners.

We believe that we are well-positioned in the following industries:

     - real estate development, public works/infrastructure and communications; and

     -  industrial/energy.

We believe that these industries will continue to experience significant growth. Land development and real estate engineering services, which formed the early foundation of our company's success, continue to grow with many long-term projects now underway. In addition, we are experiencing strong growth in industrial engineering work and, in particular, in power/energy engineering projects. We also continue to benefit from what we believe is an increasing demand for public works/infrastructure projects from both the public and private sector.

The clients we serve are primarily large, well-established firms and large public entities, many of which seek our services for significant long-term projects. Many have been our clients for five years or more and in some cases, more than a decade. We remain dedicated to providing the highest quality services and offering the most cost-effective solutions to these valued clients.

The acquisitions that we have completed and successfully integrated have strengthened our geographic presence and the breadth of our service offerings. We have often been able to apply our systems and years of experience to enhance the quality of the acquired operations, which may yield increased sales and profitability.

We have, through our acquisitions and internal growth, diversified our services and geographic presence and we believe that we are well-positioned to take advantage of future opportunities in the industries which we serve. We plan on continuing to execute our successful business strategy which includes the following:

     -   maintain the high quality of our services;

     -   continue to recruit and retain highly qualified personnel;

     -   expand and strengthen the geographic scope of our operations;

     -   strengthen our engineering service offerings;

     -   continue to strengthen our position in the industries we serve; and

     - continue to acquire and effectively integrate new businesses which expand our geographic presence, strengthen the diversity of our services and enhance our position in the markets we serve.

In January 2001, we acquired Hook & Associates Engineering, Inc., our fifth acquisition since late 1997. Our acquisitions have enabled us to expand our service offerings to include process engineering design, mechanical, chemical/process and electrical engineering, environmental waste processing systems design, petrochemical design, services relating to flood control and have expanded water resources engineering, environmental permitting, and biological surveys and studies. In addition, we have expanded geographically from our original base in Southern California and Nevada, into Central and Northern California, Utah, Arizona, Colorado and Wyoming and we intend to continue to expand throughout the United States to better service our clients.

We employ approximately 650 professionals in 13 offices located in 6 states. Our clients include major national and regional real estate development firms including The Irvine Company, Centex Homes and Pulte Home Corporation. We also serve architects, water districts, federal, state and local governments, including Orange County Transportation Authority, Metropolitan Water District of Southern California and Central Utah Water Conservancy District. In addition, we serve cellular telephone service providers, universities and manufacturers of a wide variety of products, including Clorox Products Company, New United Motors Manufacturing, Inc. (NUMMI -- GM and Toyota) and Enron Energy Services.

                              RECENT DEVELOPMENTS

In January 2001, a wholly-owned subsidiary of ours acquired substantially all of the assets and assumed substantially all of the liabilities of privately-held Hook & Associates Engineering, Inc. Hook & Associates Engineering, Inc. is an engineering and consulting services firm with its headquarters located in Phoenix, Arizona and additional offices in Denver, Colorado and Cheyenne, Wyoming. Hook & Associates Engineering, Inc. provides a full range of services to clients in an array of industries including communications, public works/transportation and real estate development. The purchase price consisted of $1,530,000 in cash at closing, the issuance of $500,000 and $700,000 of common stock issuable in 2001 and 2002, respectively, and a subordinated promissory note in the original principal amount of $1,300,000. The issuance of common stock and the amount of the subordinated promissory note are subject to certain adjustments extending up to one year from the date of acquisition related to the book values of net assets acquired, cash, accounts receivable, costs and estimated earnings in excess of billings and billings in excess of costs and estimated earnings as of December 31, 2000. In addition, we agreed to pay cash related to the income tax effects to the sellers. We guaranteed the contractual obligations of our subsidiary to Hook & Associates Engineering, Inc. in this transaction. The acquisition expands our pool of professionals, broadens our geographic operations into three additional western states and enhances our expertise in the fulfillment of contracts in high growth sectors such as the public works/infrastructure and communications industry.

                             CORPORATE INFORMATION

Our principal executive offices are located at 2955 Red Hill Avenue, Costa Mesa, California 92626, and our telephone number is (714) 668-7001. Our Internet address is http://www.keithco.com. Information contained on our web site or that is accessible through our web site should not be considered to be part of this prospectus.

                                  THE OFFERING

Common stock offered by us....   1,750,000 shares

Common stock offered by the
   selling shareholders.......   250,000 shares

Total.........................   2,000,000 shares

Common stock to be outstanding
   after this offering........   7,155,784 shares

Use of proceeds...............   General corporate purposes, including working
                                 capital, possible acquisitions and repayment of debt. See "Use of Proceeds."

Nasdaq National Market
symbol........................   TKCI

The number of shares of common stock outstanding after this offering is based on the 5,405,784 shares outstanding as of April 30, 2001, and excludes the following:

     - 1,600,000 shares reserved for issuance under our Amended and Restated 1994 Stock Incentive Plan. Options to purchase 775,895 shares are outstanding under this plan.

     - Shares of common stock issuable by us in the future with a market value of $1,700,000, subject to adjustment, in connection with our acquisitions of Crosby, Mead, Benton & Associates and Hook & Associates Engineering, Inc.

     - Up to 300,000 shares of common stock that the underwriters may purchase from us and the selling shareholders if they exercise their over-allotment option.

                       SUMMARY CONSOLIDATED FINANCIAL INFORMATION

The following summary financial information is derived from our consolidated financial statements. You should read this summary financial information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our "Consolidated Financial Statements" and related notes.

                                                                    YEARS ENDED DECEMBER 31,
                                                         -----------------------------------------------
                                                             1998             1999             2000
                                                         -------------    -------------    -------------
                                                         (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
CONSOLIDATED STATEMENTS OF INCOME DATA(1):
     Net revenue.......................................   $   29,182       $   39,636       $   53,381
     Gross profit......................................        9,895           12,649           19,019
     Income from operations............................        4,037            4,306            8,185
     Interest expense..................................          967              807              341
     Income before provision for income taxes..........        3,004            3,483            7,919
     Net income........................................        1,654(2)         2,017            4,720
     Net income available to common shareholders.......        1,424(2)         2,247            4,720
     Earnings per share -- diluted.....................   $     0.39(2)    $     0.50       $     0.89
                                                          ==========       ==========       ==========
     Weighted average shares outstanding -- diluted....    3,635,474        4,515,033        5,299,679
                                                          ==========       ==========       ==========
     EBITDA(3).........................................   $    4,562       $    5,314       $    9,787
                                                          ==========       ==========       ==========

                                                              AS OF DECEMBER 31, 2000
                                                              ------------------------
                                                               ACTUAL     AS ADJUSTED
                                                              --------    ------------
                                                                   (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
  Cash and cash equivalents.................................  $ 1,043       $26,727
  Working capital...........................................    7,343        33,027
  Total assets..............................................   33,312        58,996
  Total debt................................................    5,745         5,745
  Total shareholders' equity................................   18,239        43,923

-------------------------
(1) Prior to August 1, 1998, Keith Engineering, Inc., which is included in our consolidated financial statements, elected to be taxed as an S corporation.

(2) The following amounts reflect pro forma adjustments for provisions for federal and state income taxes at an assumed effective income tax rate of 42%: net income: $1,742,000; net income available to common shareholders:
    $1,512,000; and earnings per share -- diluted: $0.42.

(3) EBITDA refers to income before provision for income taxes plus interest expense and depreciation and amortization expense less interest income. Because all companies do not calculate EBITDA or similarly titled financial measures in the same manner, other companies' disclosures of EBITDA may not be comparable with EBITDA as used here. EBITDA should not be considered as an alternative to net income or loss (as an indicator of operating performance) or as an alternative to cash flow (as a measure of liquidity or ability to service debt obligations) and is not a measure of performance or financial condition under accounting principles generally accepted in the United States of America. EBITDA is intended to provide additional information for evaluating the ability of an entity to meet its financial conditions.

The as adjusted consolidated balance sheet data as of December 31, 2000 has been adjusted to give effect to the sale of 1,750,000 shares of our common stock by us at an offering price of $16.00 per share and the application of the estimated net proceeds from this offering. In addition, the as adjusted consolidated balance sheet data as of December 31, 2000 reflects the exercise of options to purchase 19,000 shares of our common stock at an exercise price of $2.70 per share and the sale of those shares by one selling shareholder in this offering.

                                  RISK FACTORS

The following discussion summarizes material risks which you should carefully consider before you decide to buy our common stock. Any of the following risks, if they actually occur, would likely harm our business. The trading price of our common stock could then decline, and you may lose all or part of the money you paid to buy our common stock.

                        RISKS RELATED TO OUR INDUSTRIES

OUR BUSINESS COULD SUFFER IF THERE IS A DOWNTURN IN THE REAL ESTATE MARKET

We estimate that during 2000, 80% of our services were rendered in connection with commercial and residential real estate development projects. Reduced demand in the real estate market would likely decrease the demand for our services. A decrease in the demand for our services could result in cash flow difficulties and operating losses for our company.

The real estate market and, therefore, our business, may be impacted by a number of factors, which may include:

     - changes in employment levels and other national and local economic conditions;

     - changes in interest rates and in the availability, cost and terms of financing;

     - the impact of present or future environmental, zoning or other laws and regulations;

     - changes in real estate tax rates and assessments and other operating expenses;

     -   changes in levels of government spending and fiscal policies; and

     - earthquakes and other natural or manmade disasters and other factors which are beyond our control.

WE MAY HAVE DIFFICULTY IN ATTRACTING AND RETAINING QUALIFIED PROFESSIONALS, WHICH MAY HARM OUR REPUTATION IN THE MARKETPLACE AND RESTRICT OUR ABILITY TO IMPLEMENT OUR BUSINESS STRATEGY

We derive our revenues almost exclusively from services performed by our professionals. We may not be able to attract and retain the desired number of professionals over the short- or long-term. There is significant competition for professionals with the skills necessary for the provision of our services from major and boutique consulting, engineering, research and other professional service firms. Our inability to attract and retain qualified professionals could impede our ability to secure and complete engagements which would reduce our revenues and could also limit our ability to expand our service offerings in the future.

IF OUR EMPLOYEES LEAVE OUR COMPANY AND JOIN A COMPETITOR, WE MAY LOSE BUSINESS

Our employees might leave our company and become competitors of ours. If this happens, we may lose some of our existing clients that have formed relationships with our former employees. In addition, we may lose future clients to a former employee as a new competitor. In either event, we would lose clients and revenues.

                         RISKS RELATED TO OUR BUSINESS

OUR REVENUE, INCOME AND CASH FLOW COULD DECLINE IF THERE IS A DOWNTURN IN THE CALIFORNIA ECONOMY OR REAL ESTATE MARKET

We estimate that during 2000, 86% of our net revenue was derived from services rendered in California. Poor economic conditions in California may significantly reduce the demand for our services and decrease our revenues and profits. From 1991 to 1996, our business was negatively impacted during the real estate market downturn in Southern California, and we experienced cash flow difficulties and substantial operating losses.

IF WE ARE UNABLE TO EFFECTIVELY MANAGE OUR GROWTH, WE COULD INCUR UNFORESEEN COSTS OR DELAYS AND OUR REPUTATION AND RELIABILITY IN THE MARKETPLACE COULD BE DAMAGED

We have grown rapidly and intend to pursue further growth, through acquisitions and otherwise, as part of our business strategy but we may not be able to manage our growth effectively and efficiently. Our inability to manage our growth effectively and efficiently could cause us to incur unforeseen costs, time delays or otherwise adversely impact our business. Our rapid growth has presented and will continue to present numerous administrative and operational challenges, including the management of an expanding array of engineering and consulting services, the assimilation of financial reporting systems, increased pressure on our senior management and increased demand on our systems and internal controls.

IF WE ARE UNABLE TO OBTAIN ADDITIONAL FINANCING, WE MAY NOT BE ABLE TO FULLY IMPLEMENT OUR ACQUISITION STRATEGY

We intend to use a portion of the proceeds of this offering to implement our acquisition strategy (which may include an increase in the number and/or size of acquisitions). If we are unable to consummate this offering or raise additional equity or debt financing, we may not be able to fully implement our acquisition strategy.

IF WE ARE UNABLE TO SUCCESSFULLY IMPLEMENT OUR ACQUISITION STRATEGY, CURRENT EXPECTATIONS OF OUR GROWTH OR OPERATING RESULTS MAY NOT BE MET

Our growth strategy includes the strategic acquisition of companies that expand our service offerings and geographic presence, including acquisitions that may be larger than our historic acquisitions. If we are unsuccessful in implementing our acquisition strategy, we could fail to achieve the revenue and profitability growth that we currently expect.

We may not be successful in implementing our acquisition strategy for a number of reasons, including the following:

     - As the engineering industry consolidates, suitable acquisition candidates are expected to become more difficult to locate and may only be available at an increased price or under terms that are less favorable than are presently available;

     - We may not be able to locate suitable financing to consummate an acquisition;

     - We may not be successful in integrating an acquired company's professionals, clientele and culture into ours;

     - We may not be successful in generating the same level of operating performance as an acquired company experienced prior to the acquisition;

     - As we expand our service offerings and geographic presence, we may not be able to maintain the current level of quality of services;

     - We may not be able to maintain our reputation in an acquired entity's geographic area or service offerings and as a consequence, our ability to attract and retain clients in those or other areas may be negatively impacted;

     - An acquired company may be less profitable than us resulting in reduced profit margins; and

     - The acquisition and subsequent integration of an acquired company may require a significant amount of management's time diverting their attention from our existing operations and clients, which could result in the loss of key employees or clients.

WE COULD LOSE MONEY IF WE FAIL TO ACCURATELY ESTIMATE OUR COSTS ON FIXED-PRICE CONTRACTS OR CONTRACTS WITH NOT-TO-EXCEED PROVISIONS

In 2000, approximately 40%, 41% and 19% of our net revenue was derived from fixed-price, time-and-materials with not-to-exceed provisions and time-and-materials contracts, respectively.

We expect to perform services under contracts that may limit our profitability. Under fixed-price contracts we perform services at a stipulated price. Under time-and-materials contracts with not-to-exceed provisions, we are reimbursed for the number of labor hours expended at an established hourly rate plus the cost of materials incurred, however, there is a stated maximum dollar amount for the services to be provided under the contract. In both of these types of contracts, we agree to provide our services based on our estimate of the costs a particular project will involve. Our estimates are not always accurate. Underestimation of costs for these types of contracts may cause us to incur losses or result in a project not being as profitable as we expected. We may fail to estimate costs accurately for a number of reasons, including:

     -   problems with new technologies;

     -   delays beyond our control; and

     - changes in the costs of goods and services that may occur during the contract period.

THE LOSS OF MR. KEITH COULD ADVERSELY AFFECT OUR BUSINESS, INCLUDING OUR ABILITY TO SECURE AND COMPLETE ENGAGEMENTS AND ATTRACT AND RETAIN EMPLOYEES

We do not have an employment agreement with, or maintain key man life insurance on Aram H. Keith, our chief executive officer. If we lose the services of Mr. Keith, we may be less likely to secure or complete contracts and to attract and retain additional employees. The efforts, abilities, business generation capabilities and name recognition of Mr. Keith are important to our success in those activities.

OUR SERVICES MAY EXPOSE US TO PROFESSIONAL LIABILITY IN EXCESS OF OUR CURRENT INSURANCE COVERAGE

We are exposed to potential liabilities to clients for errors or omissions in the services we perform. Such liabilities could exceed our current insurance coverage and the fees we derive from those services. We cannot always predict the magnitude of these potential liabilities but due to the large size of the projects on which we typically provide services, claims could be millions of dollars. A partially or completely uninsured claim, if successful and of significant magnitude, could result in substantial losses.

We currently maintain general liability insurance, umbrella and professional liability insurance. Claims may be made against us which exceed the limits of these policies, in which case we would be liable to pay these claims from our assets. These policies are "claims made" policies and only claims made during the term of the policy are covered. If we terminate our policies and do not obtain retroactive coverage, we would be uninsured for claims made after termination even if these claims are based on events or acts that occurred during the term of the policy. Our insurance policies typically have various exceptions to the claims covered and also require us to assume some costs of the claim even though a portion of the claim may be covered, resulting in potential liability to us. Further, our expansion into new services or geographic areas could result in our failure to obtain coverage for these services or areas, or the coverage being offered at a higher cost than our current coverage.

IF WE ARE UNABLE TO ENGAGE QUALIFIED SUBCONTRACTORS, WE MAY LOSE PROJECTS, REVENUES AND CLIENTS

We often contract with outside companies to perform designated portions of the services we perform for our clients. If we are unable to engage subcontractors, our ability to perform under some of our contracts may be impeded and the quality of our service may decline. As a consequence, we may lose projects, revenues and clients. In 2000, subcontractor costs accounted for approximately 8% of our net revenue.

                         RISKS RELATED TO THIS OFFERING

OUR STOCK PRICE MAY DECREASE, WHICH COULD RESULT IN SIGNIFICANT LOSSES FOR INVESTORS PURCHASING SHARES IN THIS OFFERING OR ADVERSELY AFFECT OUR BUSINESS

For a majority of the time since our initial public offering in July 1999, our common stock has traded at a market price significantly less than the offering price per share in this offering.

The following factors could cause the market price of our common stock to decrease, perhaps substantially:

     -   the failure of our quarterly operating results to meet expectations;

     - adverse developments in the financial markets, the real estate market, the engineering and consulting services market and the worldwide economy;

     -   interest rates;

     -   our failure to meet securities analysts' expectations;

     -   changes in accounting principles;

     -   sales of common stock by existing shareholders or holders of options;

     -   announcements of key developments by our competitors; and

     - the reaction of markets and securities analysts to announcements and developments involving our company.

Our offering price may not be indicative of the price of our stock that will prevail in the trading market. You may be unable to sell your shares of common stock at or above the offering price, which may result in substantial losses to you. Moreover, in the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. We may in the future, be the target of similar litigation. Securities litigation could result in substantial costs and divert management's attention and resources.

INSIDERS HAVE SUBSTANTIAL CONTROL OVER US, WHICH COULD LIMIT YOUR ABILITY TO INFLUENCE THE OUTCOME OF KEY TRANSACTIONS

Shareholders purchasing shares of our common stock in public markets will have only a limited ability to influence matters requiring shareholder approval. Our executive officers, directors and one other significant shareholder, in the aggregate, will hold approximately 31% of our outstanding common stock after this offering. These shareholders, if they act together, can have significant influence over most matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions.

WE HAVE SUBSTANTIAL DISCRETION AS TO HOW TO USE THE PROCEEDS WE RECEIVE FROM THIS OFFERING, SO WE MAY SPEND THE PROCEEDS IN WAYS THAT DO NOT IMPROVE OUR OPERATING RESULTS OR INCREASE THE VALUE OF YOUR INVESTMENT

Our management has broad discretion as to how to spend the proceeds we receive from this offering and may spend the proceeds in ways with which our shareholders may not agree. We cannot guarantee that investment of the proceeds will yield a favorable, or any, return. See "Use of Proceeds."

IF WE NEED TO SELL OR ISSUE ADDITIONAL SHARES OF COMMON STOCK AND/OR INCUR ADDITIONAL DEBT TO FINANCE FUTURE ACQUISITIONS, YOUR STOCK OWNERSHIP COULD BE DILUTED

Our business strategy is to expand into new markets and enhance our position in existing markets through the acquisition of complementary businesses. In order to successfully complete targeted acquisitions or to fund our other activities, we may issue additional equity securities that could dilute your stock ownership. We may also incur additional debt and amortize expenses related to goodwill and other tangible assets if we acquire another company, and this could negatively impact our results of operations.

OUR BOARD OF DIRECTORS HAS THE ABILITY TO DISCOURAGE TAKEOVER ATTEMPTS, WHICH MAY REDUCE OR ELIMINATE YOUR ABILITY TO SELL YOUR SHARES FOR A PREMIUM IN A CHANGE OF CONTROL TRANSACTION

Our amended and restated articles of incorporation provide us with the ability to issue "blank check" preferred stock without consulting our shareholders. As a result, our board of directors may frustrate a takeover attempt by issuing shares to a friendly shareholder or acquiror, implementing a "poison pill" or otherwise due to features of newly issued preferred stock.

SHARES OF OUR COMMON STOCK ELIGIBLE FOR PUBLIC SALE AFTER THIS OFFERING COULD CAUSE THE MARKET PRICE OF OUR STOCK TO DROP, EVEN IF OUR BUSINESS IS DOING WELL

After this offering, we will have outstanding 7,155,784 shares of common stock. This includes the 2,000,000 shares being sold in this offering and the 1,500,000 shares sold in our initial public offering. Sales of a substantial number of shares of our common stock in the public market, or the perception that these sales could occur, could adversely affect the market price for our common stock. Certain shareholders hold large amounts of shares which they are able to sell in the public market. Although some of the shares held by these shareholders are subject to restrictions on resale under Rule 144 of the Securities Act of 1933, as amended, or the Securities Act, or because they are subject to lock-up agreements, as these restrictions end, significant resales of these shares could cause the market price of our common stock to decline regardless of the performance of our business. These sales also might make it difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains certain forward-looking statements, including among others:

     - anticipated growth in the real estate development, public works/infrastructure and communications industry and the industrial/energy industry;

     -   anticipated growth and economic expansion in the Western United States;

     -   our business strategy for expanding our presence in these industries;

     - anticipated trends in our financial condition and results of operations;

     -   anticipated growth in the pace and size of our acquisitions;

     - anticipated impact of future acquisitions on the condition of our business by industry and geographic location;

     -   the long-term nature of our projects;

     -   our ability to attract and retain employees;

     -   our business strategy for integrating businesses that we acquire; and

     - our ability to distinguish ourselves from our current and future competitors.

You can identify forward-looking statements generally by the use of forward-looking terminology such as "believes," "expects," "may," "will," "intends," "plans," "should," "could," "seeks," "pro forma," "anticipates," "estimates," "continues," or other variations thereof, including their use in the negative, or by discussions of strategies, opportunities, plans or intentions. You may find these forward-looking statements under the captions "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business," as well as under other captions elsewhere in this prospectus. A number of factors could cause results to differ materially from those anticipated by such forward-looking statements, including those discussed under "Risk Factors" and "Business." These forward-looking statements necessarily depend upon assumptions and estimates that may prove to be incorrect. Although we believe that the assumptions and estimates reflected in the forward-looking statements contained in this prospectus are reasonable, we cannot guarantee that we will achieve our plans, intentions or expectations. The forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ in significant ways from any future results expressed or implied by the forward-looking statements.

                                USE OF PROCEEDS

We estimate the net proceeds from the sale of shares of common stock we are offering to be approximately $25,632,500, or $27,884,000 if the underwriters exercise their over-allotment option in full, at an offering price of $16.00 per share and after deducting the underwriting discounts and commissions and estimated offering expenses. We will not receive any of the proceeds from the sale of shares of our common stock by the selling shareholders.

We intend to use the net proceeds from this offering for general corporate purposes, including working capital. We may use a portion of the net proceeds of this offering to repay any balance on our line of credit. The line of credit bears interest at the prime rate of interest and matures on September 3, 2001. During the 12 months prior to the date of this prospectus, we have used this line of credit to fund working capital, capital acquisitions and acquisitions of complementary businesses.

Management will have broad discretion in the application of the net proceeds allocated to working capital and other general corporate purposes. We may use a portion of the net proceeds of this offering to acquire other businesses. From time to time, we evaluate potential acquisitions and expect that we will undertake one or more acquisitions during 2001. As of the date of this prospectus, we have no understandings, commitments or agreements relating to any additional acquisition.

Pending these uses, we intend to invest the net proceeds of this offering in short-term, high-grade interest-bearing securities, certificates of deposit or direct or guaranteed obligations of the U.S. Government.

                                DIVIDEND POLICY

We have not declared or paid any cash dividends on our capital stock and do not anticipate paying cash dividends on our common stock in the foreseeable future. In addition, our credit agreement with our bank restricts the payment of dividends without the bank's consent.

                          PRICE RANGE OF COMMON STOCK

Our common stock has been traded on the Nasdaq National Market since July 13, 1999 under the symbol "TKCI." Prior to July 13, 1999, there was no public market for our common stock. The following table sets forth for each calendar quarter indicated the low and high closing sale prices per share of our common stock as reported on the Nasdaq National Market.

                                                               LOW     HIGH
                                                              -----   ------
YEAR ENDED DECEMBER 31, 1999
  Third Quarter (beginning July 13).........................  $5.25   $ 9.00
  Fourth Quarter............................................   3.75     6.44

YEAR ENDED DECEMBER 31, 2000
  First Quarter.............................................  $3.88   $ 5.56
  Second Quarter............................................   3.19     4.88
  Third Quarter.............................................   3.94     5.63
  Fourth Quarter............................................   4.94     8.56

YEAR ENDING DECEMBER 31, 2001
  First Quarter.............................................  $8.94   $25.63

At March 23, 2001, there were approximately 56 holders of record and 4,536 beneficial holders of our outstanding shares of common stock and on May 1, 2001, the last reported sale price of our common stock on the Nasdaq National Market was $16.60 per share.

                                 CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2000 and as adjusted to reflect our sale of 1,750,000 shares of common stock in this offering and the application of the estimated net proceeds at an offering price of $16.00 per share, after deducting underwriting discounts and estimated offering expenses. In addition, the as adjusted capitalization data in the following table reflects the exercise of options to purchase 19,000 shares of our common stock at an exercise price of $2.70 per share and the sale of those shares by one selling shareholder in this offering.

                                                                DECEMBER 31, 2000
                                                              ---------------------
                                                              ACTUAL    AS ADJUSTED
                                                              -------   -----------
                                                                 (IN THOUSANDS)
Long-term debt and capital lease obligations, less current
  portion...................................................  $   361     $   361
Issuable common stock.......................................    1,000       1,000
Shareholders' equity:
  Preferred stock, $0.001 par value per share, 5,000,000
     shares authorized; no shares issued and outstanding,
     actual; and no shares issued and outstanding, as
     adjusted...............................................       --          --
  Common stock, $0.001 par value per share, 100,000,000
     shares authorized; 5,115,882 shares issued and
     outstanding, actual; and 6,884,882 shares issued and
     outstanding, as adjusted...............................        5           7
  Additional paid-in capital................................   12,453      38,135
  Retained earnings.........................................    5,781       5,781
                                                              -------     -------
          Total shareholders' equity........................   18,239      43,923
                                                              -------     -------
          Total capitalization..............................  $19,600     $45,284
                                                              =======     =======

The 5,115,882 shares listed above exclude:

     - 1,600,000 shares of common stock reserved for issuance under our Amended and Restated 1994 Stock Incentive Plan as of April 30, 2001. Options to purchase 775,895 shares are outstanding under this plan.

     - Shares of common stock issuable by us in the future with a market value of $2,200,000, subject to adjustment. $1,000,000 of issuable common stock relates to our acquisition of Crosby, Mead, Benton & Associates in October 2000 and $1,200,000 of issuable common stock (of which 34,188 shares with a market value of $500,000 were issued in February
         2001) relates to our acquisition of Hook & Associates Engineering, Inc. in January 2001.

                      SELECTED CONSOLIDATED FINANCIAL DATA

The selected financial data includes both consolidated and combined financial statement data for the periods presented. See Note 1 of the "Notes to Consolidated Financial Statements" for a description of which periods reflect consolidated or combined financial statements. All financial statement data is referred to as consolidated.

The historical statements of income data for the years ended December 31, 1998, 1999 and 2000, and the historical balance sheet data as of December 31, 1999 and 2000, have been derived from our historical consolidated financial statements audited by KPMG LLP, independent auditors, which consolidated financial statements and independent auditors' report are included elsewhere in this prospectus. The historical statements of income data for the years ended December 31, 1996 and 1997, and the historical balance sheet data as of December 31, 1996, 1997 and 1998, have been derived from our audited historical consolidated financial statements which are not included in this prospectus.

The pro forma statements of income data for the years ended December 31, 1996, 1997 and 1998 are unaudited and reflect pro forma adjustments for provisions for federal and state income taxes at an assumed annual effective income tax rate of approximately 42%. The pro forma statements of income data for the years ended December 31, 1999 and 2000, represents historical amounts at the actual annual effective income tax rates of 42.1% and 40.4%, respectively, and are shown for comparative purposes only.

The following information should be read in conjunction with our consolidated financial statements and the related notes and our "Management's Discussion and Analysis of Financial Condition and Results of Operations" which are included elsewhere in this prospectus.

                                                                                YEARS ENDED DECEMBER 31,
                                                             --------------------------------------------------------------
                                                                1996         1997         1998         1999         2000
                                                             ----------   ----------   ----------   ----------   ----------
                                                                    (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
HISTORICAL STATEMENTS OF INCOME DATA(1)

    Gross revenue..........................................  $   14,344   $   22,585   $   34,021   $   43,084   $   57,835
                                                             ----------   ----------   ----------   ----------   ----------
        Net revenue........................................      12,966       18,592       29,182       39,636       53,381
    Costs of revenue.......................................       9,229       11,871       19,287       26,987       34,362
                                                             ----------   ----------   ----------   ----------   ----------
        Gross profit.......................................       3,737        6,721        9,895       12,649       19,019
    Selling, general and administrative expenses...........       4,960        4,485        5,858        8,343       10,834
                                                             ----------   ----------   ----------   ----------   ----------
        Income (loss) from operations......................      (1,223)       2,236        4,037        4,306        8,185
    Interest expense.......................................         720          852          967          807          341
    Other expenses (income), net...........................           5           83           66           16          (75)
                                                             ----------   ----------   ----------   ----------   ----------
        Income (loss) before provision (benefit) for income
          taxes and extraordinary gain.....................      (1,948)       1,301        3,004        3,483        7,919
    Provision (benefit) for income taxes(1)................           3       (1,397)       1,350        1,466        3,199
                                                             ----------   ----------   ----------   ----------   ----------
        Income (loss) before extraordinary gain............      (1,951)       2,698        1,654        2,017        4,720
    Extraordinary gain on forgiveness of liability, net of
      income taxes(2)......................................       2,686           --           --           --           --
                                                             ----------   ----------   ----------   ----------   ----------
        Net income.........................................         735        2,698        1,654        2,017        4,720
    Reversal (accretion) of redeemable securities to
      redemption value, net................................          --           --         (230)         230           --
                                                             ----------   ----------   ----------   ----------   ----------
        Net income available to common shareholders........  $      735   $    2,698   $    1,424   $    2,247   $    4,720
                                                             ==========   ==========   ==========   ==========   ==========
    Earnings per share -- diluted..........................  $     0.25   $     0.87   $     0.39   $     0.50   $     0.89
                                                             ==========   ==========   ==========   ==========   ==========
    Weighted average shares outstanding -- diluted.........   2,962,963    3,104,588    3,635,474    4,515,033    5,299,679
                                                             ==========   ==========   ==========   ==========   ==========
    EBITDA(3)..............................................  $     (934)  $    2,521   $    4,562   $    5,314   $    9,787
                                                             ==========   ==========   ==========   ==========   ==========
PRO FORMA STATEMENTS OF INCOME DATA:
    Historical income (loss) before provision (benefit) for
      income taxes and extraordinary gain..................  $   (1,948)  $    1,301   $    3,004   $    3,483   $    7,919
    Pro forma provision (benefit) for income taxes.........        (818)         546        1,262        1,466        3,199
                                                             ----------   ----------   ----------   ----------   ----------
        Pro forma income (loss) before extraordinary
          gain.............................................      (1,130)         755        1,742        2,017        4,720
    Extraordinary gain on forgiveness of liability, net of
      income taxes.........................................       1,558           --           --           --           --
                                                             ----------   ----------   ----------   ----------   ----------
        Pro forma net income...............................         428          755        1,742        2,017        4,720
    Reversal (accretion) of redeemable securities to
      redemption value, net................................          --           --         (230)         230           --
                                                             ----------   ----------   ----------   ----------   ----------
        Pro forma net income available to common
          shareholders.....................................  $      428   $      755   $    1,512   $    2,247   $    4,720
                                                             ==========   ==========   ==========   ==========   ==========
    Pro forma earnings per share data-diluted..............  $     0.14   $     0.24   $     0.42   $     0.50   $     0.89
                                                             ==========   ==========   ==========   ==========   ==========
    Weighted average number of shares
      outstanding-diluted..................................   2,962,963    3,104,588    3,635,474    4,515,033    5,299,679
                                                             ==========   ==========   ==========   ==========   ==========

                                                                                   AS OF DECEMBER 31,
                                                             --------------------------------------------------------------
                                                                1996         1997         1998         1999         2000
                                                             ----------   ----------   ----------   ----------   ----------
                                                                                     (IN THOUSANDS)
BALANCE SHEET DATA:

    Working capital (deficit)..............................  $   (3,548)  $    2,016   $    5,180   $    7,213   $    7,343
    Total assets...........................................       4,677       11,733       14,530       23,661       33,312
    Total debt.............................................       6,597        8,087        9,667        4,835        5,745
    Total shareholders' equity (deficit)...................      (5,227)      (1,725)        (301)      12,836       18,239

-------------------------
(1) Prior to August 1, 1998, Keith Engineering, which is included in TKCI's consolidated financial statements, elected to be taxed as an S corporation.

(2) In 1994, we accrued $2.0 million relating to excessive lease space in one of our facilities. In 1996, amounts owed under the lease through December 31, 1995 were forgiven, resulting in an extraordinary gain on the forgiveness of the liability and accrued but unpaid rent of $2.7 million, net of income taxes.

(3) EBITDA refers to income (loss) before provision (benefit) for income taxes and extraordinary gain plus interest expense and depreciation and amortization expense less interest income. Because all companies do not calculate EBITDA or similarly titled financial measures in the same manner, other companies' disclosures of EBITDA may not be comparable with EBITDA as used here. EBITDA should not be considered as an alternative to net income or loss (as an indicator of operating performance) or as an alternative to cash flow (as a measure of liquidity or ability to service debt obligations) and is not a measure of performance or financial condition under accounting principles generally accepted in the United States of America. EBITDA is intended to provide additional information for evaluating the ability of an entity to meet its financial conditions.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the consolidated financial statements of TKCI and its subsidiaries and the related notes and the other financial information included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of any number of factors, including those set forth under "Risk Factors" and under other captions contained elsewhere in this prospectus.

OVERVIEW

We derive most of our revenue from professional service activities. The majority of these activities are billed under various types of contracts with our clients, including fixed price and time-and-materials contracts. Most of our time-and-material contracts have not-to-exceed provisions. Revenue is recognized on the percentage of completion method of accounting based on the proportion of actual direct contract costs incurred to total estimated direct contract costs. We believe that costs incurred are the best available measure of progress towards completion on these contracts. In the course of providing services, we sometimes subcontract for various services. These costs are included in billings to clients and, in accordance with industry practice, are included in our gross revenue. Because subcontractor services can change significantly from project to project, changes in gross revenue may not be indicative of business trends. Accordingly, we also report net revenue, which is gross revenue less reimbursable subcontractor costs. Our revenue is generated from a large number of relatively small contracts.

Costs of revenue include labor, non-reimbursable subcontractor costs, materials and various direct and indirect overhead costs including rent, utilities and depreciation. Direct labor employees work predominantly at our offices and at the clients' job sites. The number of direct labor employees assigned to a contract will vary according to the size, complexity, duration and demands of the project. Contract terminations, completions and scheduling delays may result in periods when direct labor employees are not fully utilized. As we continue to grow, we anticipate that we will continue to add professional and administrative staff to support our growth. These professionals are in great demand and are likely to remain a limited resource for the foreseeable future. The significant competition for employees with the skills we require creates wage pressures on professional compensation. We attempt to increase our billing rates to customers to compensate for wage increases, however, there can be a lag before wage increases can be incorporated into our existing contracts. Some expenses, primarily long-term leases, are fixed and cannot be adjusted in reaction to an economic downturn.

Selling, general and administrative expenses consist primarily of corporate costs related to finance and accounting, information technology, business development and marketing, contract proposal, executive salaries, provisions for doubtful accounts, amortization of goodwill and other indirect overhead costs.

On August 1, 1998, we were reorganized so that Keith Engineering, an entity under common control with TKCI, became a wholly-owned subsidiary of TKCI. In August

1998, we purchased John M. Tettemer & Associates, Ltd., or JMTA, which provides services relating to flood control and drainage engineering, environmental permitting, and biological surveys and studies. On July 15, 1999, we acquired substantially all of the assets and assumed substantially all of the liabilities of Thompson-Hysell, Inc., or Thompson-Hysell. Further, in July 1999, we completed an initial public offering of 1,500,000 shares of our common stock, resulting in net proceeds of approximately $11,015,000. In October 2000, we acquired Crosby, Mead, Benton & Associates which provides engineering and design services for master planned communities in Southern California. In January 2001, we acquired substantially all of the assets and assumed substantially all of the liabilities of Hook & Associates Engineering, Inc., an engineering and consulting services firm with offices located in Phoenix, Arizona, Denver, Colorado and Cheyenne, Wyoming, providing a full range of services to clients in an array of industries including real estate development, public works/infrastructure and communications.

RESULTS OF OPERATIONS

The following table sets forth supplemental consolidated operating results for each of the periods presented as a percentage of net revenue.

                                                              YEARS ENDED DECEMBER 31,
                                                              ------------------------
                                                              1998      1999      2000
                                                              ----      ----      ----
Gross revenue...............................................  117%      109%      108%
Subcontractor costs.........................................   17         9         8
                                                              ---       ---       ---
  Net revenue...............................................  100       100       100
Costs of revenue............................................   66        68        64
                                                              ---       ---       ---
  Gross profit..............................................   34        32        36
Selling, general and administrative expenses................   20        21        20
                                                              ---       ---       ---
  Income from operations....................................   14        11        16
Interest expense............................................    3         2         1
                                                              ---       ---       ---
  Income before provision for income taxes..................   11         9        15
Provision for income taxes..................................    5         4         6
                                                              ---       ---       ---
  Net income................................................    6         5         9
Reversal (accretion) of redeemable securities to redemption
  value, net................................................   (1)        1        --
                                                              ---       ---       ---
  Net income available to common shareholders...............    5%        6%        9%
                                                              ===       ===       ===

   YEARS ENDED DECEMBER 31, 2000 AND DECEMBER 31, 1999

Revenue. Net revenue for 2000 was $53.4 million compared to $39.6 million for 1999, an increase of $13.7 million, or 35%. Net revenue growth for 2000 compared to 1999 resulted primarily from our acquisitions of Thompson-Hysell in July 1999 and Crosby, Mead, Benton & Associates in October 2000, which contributed $14.2 million to net revenue for 2000, compared to $6.3 million in 1999; growth in our surveying and mapping services, resulting primarily from the strong demand for housing in California and Nevada; and from growth in our industrial/energy segment, partially as a result of the need to design and construct backup and new power generation systems needed by individual power users and power providers. Subcontractor costs, as a percentage of net revenue, declined slightly to 8% for 2000 compared to 9% for 1999, resulting largely from a reduction in subcontractor services for several large contracts in our real estate development, public works/infrastructure and communications segment.

Gross Profit. Gross profit for 2000 was $19.0 million compared to $12.6 million for 1999, an increase of $6.4 million, or 50%. As a percentage of net revenue, gross profit increased to 36% for 2000 compared to 32% for 1999. The increase in gross profit and gross profit percentage for 2000 compared to 1999, resulted primarily from higher net revenue and profit margins generated through our acquisition of Thompson-Hysell, improved profit margins in our industrial/energy segment, improved utilization of our professionals and an increased focus on contracts with higher profit margins. These gross profit increases were partially offset by an increase in the employer matching contribution of our 401(k) plan in 2000. In addition, gross profit margins in 1999 were negatively impacted by operating results on two large projects, resulting in a less favorable comparison with the 2000 gross profit margin which was not similarly impacted.

Costs of revenue for 2000 was $34.4 million compared to $27.0 million for 1999, an increase of $7.4 million, or 27%. Costs of revenue increases resulted primarily from increased expenses associated with the growth in our total employee base from 473 in 1999 to 540 in 2000, an increase of 67, or 14%.

Selling, General and Administrative Expenses. Selling, general and administrative expenses for 2000 were $10.8 million compared to $8.3 million for 1999, an increase of $2.5 million, or 30%. As a percentage of net revenue, selling, general and administrative expenses decreased to 20% for 2000 from 21% for 1999. The increases in selling, general and administrative expenses resulted primarily from our acquisitions of Thompson-Hysell in July 1999 and Crosby, Mead, Benton & Associates in October 2000, including the amortization of goodwill; employee recruiting costs; and a full year of other costs associated with operating as a public company. The percentage decrease was due principally to economies of scale associated with our acquisitions, which has resulted in lower administrative costs in comparison to revenue generated.

Interest Expense. Interest expense for 2000 was $341,000 compared to $807,000 for 1999, a decrease of $466,000, or 58%. As a percentage of net revenue, interest expense was 1% for 2000 compared to 2% for 1999. The percentage decrease resulted largely from the repayment of our previous line of credit and various related party notes payable with a portion of our net proceeds from our initial public offering in July 1999 and the repayment of certain capital leases in 2000.

Income Taxes. The provision for income taxes for 2000 was $3.2 million compared to $1.5 million in 1999, an increase of $1.7 million, or 118%. This increase in income tax expense was due primarily to a higher taxable income base, mitigated by a lower effective income tax rate. Our effective income tax rate was approximately 40.4% for 2000 compared to 42.1% for 1999.

   YEARS ENDED DECEMBER 31, 1999 AND DECEMBER 31, 1998

Revenue. Net revenue for 1999 was $39.6 million compared to $29.2 million for 1998, an increase of $10.5 million, or 36%. Net revenue increased by $6.2 million as a result of the acquisitions of JMTA in August 1998 and Thompson-Hysell in July 1999. Excluding the revenue from acquisitions, our 1999 net revenue grew $4.2 million, or 15%, compared to 1998, resulting primarily from the continued overall strengthening of the California economy. Subcontractor costs, as a percentage of net revenue, declined to 9% for 1999 compared to 17% for 1998, resulting largely from a decrease of $1.9 million relating to our primary telecommunications contract which came to substantial completion in 1998.

Gross Profit. Gross profit for 1999 was $12.6 million compared to $9.9 million for 1998, an increase of $2.8 million, or 28%. Gross profit growth is attributable to both our internal revenue increases as well as the acquisitions of JMTA and Thompson-Hysell. As a percentage of net revenue, gross profit decreased slightly to 32% for 1999 compared to 34% for 1998. The decline in the gross profit percentage is attributable primarily to an increase in the estimated direct contract costs expected to be incurred on two large projects resulting in a reduction to the estimated percentage of completion on these contracts and consequently a $900,000 reduction in gross profit. Excluding this impact, gross profit as a percentage of net revenue was 34% for 1999. The gross profit percentage was further reduced by a decline in the profitability in the industrial, process and manufacturing operations of ESI and our increase in the employer matching contribution of our 401(k) plan in 1999, resulting from the continued need to attract and retain quality professionals.

Costs of revenue for 1999 was $27.0 million compared to $19.3 million for 1998, an increase of $7.7 million, or 40%. Costs of revenue increases resulted primarily from growth in our total employee base from 356 in 1998 to 473 in 1999, an increase of 117, or 33%. Excluding our acquisition of Thompson-Hysell in July 1999, the number of total employees increased by 17, or 5%.

Selling, General and Administrative Expenses. Selling, general and administrative expenses for 1999 were $8.3 million compared to $5.9 million for 1998, an increase of $2.5 million, or 42%. As a percentage of net revenue, selling, general and administrative expenses increased to 21% for 1999 from 20% for 1998. The percentage increase resulted primarily from the collection in 1998 of approximately $390,000 of accounts receivables written off in prior years.

Interest Expense. Interest expense for 1999 was $807,000 compared to $967,000 for 1998, a decrease of $160,000, or 17%. As a percentage of net revenue, interest expense was 2% for 1999 compared to 3% for 1998. The percentage decrease resulted primarily from the repayment of our previous line of credit, notes payable and related party notes payable totaling $7.4 million with the net proceeds from the July 15, 1999 initial public offering.

Income Taxes. The provision for income taxes for 1999 was $1.5 million compared to $1.4 million in 1998, an increase of $116,000, or 9%. This increase in tax expense was due primarily to a higher taxable income base partially offset by a higher effective tax rate in 1998 as a result of the conversion of Keith Engineering from an S corporation to a C corporation in August 1998. Our effective income tax rate was approximately 42% for 1999 compared to 45% for 1998. The 1998 effective income tax rate would have been approximately 42% had Keith Engineering been a C corporation at the beginning of 1998.

QUARTERLY RESULTS

The following tables set forth unaudited selected quarterly consolidated financial data for each of our last two fiscal years ended December 31, 1999 and 2000. This data is also expressed as a percentage of net revenue for the respective quarters. This information has been derived from our unaudited consolidated financial statements, which, in the opinion of management, include all adjustments necessary for a fair presentation of the quarterly information. Consolidated results of operations for any one or more quarters are not necessarily indicative of results for an entire year or the results to be expected for any future period.

                                                                             QUARTERLY RESULTS
                                          ---------------------------------------------------------------------------------------
                                                                            THREE MONTHS ENDED
                                          ---------------------------------------------------------------------------------------
                                          MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,
                                            1999       1999       1999        1999       2000       2000       2000        2000
                                          --------   --------   ---------   --------   --------   --------   ---------   --------
                                                                              (IN THOUSANDS)
CONSOLIDATED STATEMENTS OF INCOME DATA:
Gross revenue...........................   $9,999     $9,471     $11,397    $12,217    $13,107    $13,567     $14,541    $16,620
                                           ------     ------     -------    -------    -------    -------     -------    -------
  Net revenue...........................    8,969      8,643      10,658     11,366     12,419     12,681      13,638     14,643
Costs of revenue........................    5,914      5,786       7,350      7,937      8,382      8,307       8,448      9,225
                                           ------     ------     -------    -------    -------    -------     -------    -------
  Gross profit..........................    3,055      2,857       3,308      3,429      4,037      4,374       5,190      5,418
Selling, general and administrative
  expenses..............................    1,896      1,797       2,211      2,439      2,650      2,486       2,756      2,942
                                           ------     ------     -------    -------    -------    -------     -------    -------
  Income from operations................    1,159      1,060       1,097        990      1,387      1,888       2,434      2,476
Interest expense........................      260        268         149        130        107         88          65         81
Other expenses (income), net............      (19)       (10)        132        (87)        10         22        (111)         4
                                           ------     ------     -------    -------    -------    -------     -------    -------
  Income before provision for income
    taxes...............................      918        802         816        947      1,270      1,778       2,480      2,391
Provision for income taxes..............      389        340         347        390        508        711         992        988
                                           ------     ------     -------    -------    -------    -------     -------    -------
  Net income............................      529        462         469        557        762      1,067       1,488      1,403
Reversal (accretion) of redeemable
  securities to redemption value, net...      (57)       (57)        344         --         --         --          --         --
                                           ------     ------     -------    -------    -------    -------     -------    -------
  Net income available to common
    shareholders........................   $  472     $  405     $   813    $   557    $   762    $ 1,067     $ 1,488    $ 1,403
                                           ======     ======     =======    =======    =======    =======     =======    =======

                                                                      AS A PERCENTAGE OF NET REVENUE
                                          ---------------------------------------------------------------------------------------
                                                                            THREE MONTHS ENDED
                                          ---------------------------------------------------------------------------------------
                                          MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,
                                            1999       1999       1999        1999       2000       2000       2000        2000
                                          --------   --------   ---------   --------   --------   --------   ---------   --------
CONSOLIDATED STATEMENTS OF INCOME DATA:
Gross revenue...........................    111%       110%       107%        107%       106%       107%       107%        114%
                                            ----       ----       ----        ----       ----       ----       ----        ----
  Net revenue...........................     100        100        100         100        100        100        100         100
Costs of revenue........................      66         67         69          70         67         66         62          63
                                            ----       ----       ----        ----       ----       ----       ----        ----
  Gross profit..........................      34         33         31          30         33         34         38          37
Selling, general and administrative
  expenses..............................      21         21         21          21         21         20         20          20
                                            ----       ----       ----        ----       ----       ----       ----        ----
  Income from operations................      13         12         10           9         12         14         18          17
Interest expense........................       3          3          1           1          2         --          1           1
Other expenses (income), net............      --         --          1          --         --         --        (1)          --
                                            ----       ----       ----        ----       ----       ----       ----        ----
  Income before provision for income
    taxes...............................      10          9          8           8         10         14         18          16
Provision for income taxes..............       4          4          3           3          4          6          7           6
                                            ----       ----       ----        ----       ----       ----       ----        ----
  Net income............................       6          5          5           5          6          8         11          10
Reversal (accretion) of redeemable
  securities to redemption value, net...     (1)         --          3          --         --         --         --          --
                                            ----       ----       ----        ----       ----       ----       ----        ----
  Net income available to common
    shareholders........................      5%         5%         8%          5%         6%         8%        11%         10%
                                            ====       ====       ====        ====       ====       ====       ====        ====

Our quarterly revenue and operating results fluctuate primarily as a result of:

     -   client engagements commenced and completed during a quarter;

     -   seasonality;

     -   the number of business days in a quarter;

     - the number of work days lost as a result of adverse weather conditions or delays caused by third parties;

     -   employee hiring, billing and utilization rates;

     -   the consummation of acquisitions;

     -   the length of the sales cycle on new business;

     -   the ability of clients to terminate engagements without penalty;

     -   our ability to efficiently shift our employees from project to project;

     -   the size and scope of assignments; and

     -   general economic conditions.

LIQUIDITY AND CAPITAL RESOURCES

We have financed our working capital needs and capital expenditure requirements through a combination of internally generated funds, bank borrowings, leases and the sale of our common stock.

Cash and cash equivalents as of December 31, 2000, were $1.0 million compared to $1.6 million as of December 31, 1999. Working capital as of December 31, 2000 was $7.3 million compared to $7.2 million as of December 31, 1999, an increase of $130,000, or 2%, resulting primarily from the growth in contracts and trade receivables and costs and estimated earnings in excess of billings, primarily due to our acquisition of Crosby, Mead, Benton & Associates and higher revenue levels. This was offset by an increase in the current portion of long-term debt and capital lease obligations as a note payable with a principal balance of $2.4 million as of December 31, 2000 was reclassified from long-term to short-term based on its maturity date. In addition, our line of credit was reclassified to current based on its September 2001 maturity date. The debt to equity ratio as of December 31, 2000 was 0.31 to 1 compared to 0.38 to 1 as of December 31, 1999. Net cash provided by operating activities decreased $462,000 or 13%, to $3.0 million in 2000 compared to $3.5 million in 1999. The decrease in net cash provided by operating activities was a result of an increase in contracts and trade receivables and costs and estimated earnings in excess of billings and the reduction of trade accounts payable and accrued liabilities, primarily due to the paydown of employee accrued vacation and sick time accumulated in prior years. These decreases were partially offset by higher income before the effects of depreciation and amortization. The 2000 cash generated from operating activities was used primarily to make principal payments on long-term and short-term debt and capital leases, to pay off certain capital leases, to fund capital expenditures, and to partially fund our acquisition of Crosby,

Mead, Benton & Associates in October 2000. Capital expenditures for 2000 were $1.3 million compared to $1.2 million in 1999. The 2000 capital expenditures consisted primarily of computer equipment and upgrades to our information systems. We expect to maintain capital expenditures in fiscal 2001 at approximately the 2000 level, before consideration for future acquisitions, to support technology investments.

In September 1999, we entered into a new line of credit agreement with a bank, which allows us to borrow up to an aggregate of $8.5 million. The line of credit consists of a working capital component with a maximum outstanding principal balance of $6.0 million, maturing on September 3, 2001, and an equipment component with a maximum outstanding principal balance of $3.5 million, which matured on September 3, 2000. On September 3, 2000 and November 3, 2000, the line of credit was amended to extend the maturity of the equipment component to January 3, 2001. The equipment component ultimately matured on January 3, 2001 and we elected not to amend or extend this component. We plan on reestablishing the equipment component when we renew the working capital component as a result of negotiations with the bank in 2001. The working capital component bears interest at either the prime rate or at approximately 1 3/4% above LIBOR and the equipment component bore interest at either the prime rate or at approximately 2% above LIBOR. At December 31, 2000, the outstanding borrowings under the working capital component of the line of credit was $2.0 million bearing interest at 9.5%. The borrowings on the line of credit agreement were used primarily to fund our acquisition of Crosby, Mead, Benton & Associates and for other working capital needs.

Net proceeds of $11,015,000 from our initial public offering in July 1999 were used primarily to repay related party notes payable and accrued interest, to repay notes payable, to repay our previous bank line of credit and to acquire Thompson-Hysell.

In 2001, our primary expected sources of liquidity are existing cash balances, cash generated by operations and availability under our credit facility. Our primary cash requirements are expected to include capital expenditures estimated to be approximately $1.5 million and scheduled reductions of principal on outstanding indebtedness of approximately $5.4 million. Assuming our credit facility is renewed at maturity in September 2001, or we are able to arrange for a replacement credit facility with a similar availability, we will have sufficient cash resources to fund our anticipated operations and planned capital expenditures and debt reductions for the next 12 months.

INFLATION

Although our operations can be influenced by general economic trends, we do not believe that inflation had a significant impact on our results of operations for the periods presented. Due to the short-term nature of most of our contracts, if costs of revenue increase, we attempt to pass these increases to our clients.

IMPACT OF ISSUED BUT NOT YET ADOPTED ACCOUNTING PRINCIPLES

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards, or SFAS, No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133, as amended by SFAS Nos. 137 and 138, describes the accounting for derivative instruments and hedging activities. SFAS No. 133, as amended, is effective for the first fiscal quarter of the first fiscal year beginning after June 15, 2000. We do not believe that the implementation of SFAS No. 133, as amended, will have an impact on our financial position or results of operations.

           QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to interest rate changes primarily as a result of our line of credit and long-term debt, which are used to maintain liquidity and to fund capital expenditures and our expansion. Due to the relatively immaterial levels of our current borrowings, our earnings and cash flows are not materially impacted by changes in interest rates. Promissory notes delivered in connection with our acquisitions have generally been at fixed rates. Our bank line of credit is based on variable interest rates and is therefore affected by changes in market rates. We do not enter into derivative or interest rate transactions for speculative purposes.

The table below presents the principal amounts of debt (excluding capital lease obligations of $634,000 and a note payable of $2,372,000), weighted average interest rates, fair values and other items required by year of expected maturity to evaluate the expected cash flows and sensitivity to interest rate changes as of December 31, 2000. Dollars are expressed in thousands.

                                                                                        FAIR
                                        2001     2002     2003     2004     TOTAL     VALUE(1)
                                       ------    -----    -----    -----    ------    --------
Fixed rate debt(2)...................  $  551    $  90    $  57    $  16    $  714     $  714
Average interest rate................    8.47%    8.21%    8.22%    8.50%     8.41%      8.41%
Variable rate debt...................  $2,025       --       --       --    $2,025     $2,025
Average interest rate................    9.50%      --       --       --      9.50%      9.50%

-------------------------
(1) The fair value of fixed rate debt and variable rate debt was determined based on current rates offered for debt instruments with similar risks and maturities.

(2) Fixed rate debt excludes a note payable with a carrying amount of $2,372,000 due to the nature of this financing.

As the table incorporates only those exposures that existed as of December 31, 2000, it does not consider those exposures or positions which could arise after that date. Moreover, because firm commitments are not presented in the table above, the information presented in the table has limited predictive value. As a result, our ultimate realized gain or loss with respect to interest rate fluctuations will depend on those exposures or positions that arise during the period and interest rates.

                                    BUSINESS

GENERAL

We are a full service engineering and consulting services firm providing professional services on a wide range of projects to both the real estate development, public works/ infrastructure and communications industry and the industrial/energy industry.

We provide a full range of services from initial site acquisition studies to construction management and electrical, mechanical and chemical/process engineering services. We benefit from a diverse public and private client base including real estate developers, residential and commercial builders, architects, cities, counties, water districts, state and federal agencies, land owners, commercial retailers, energy providers and various manufacturers. Our professional staff provides a comprehensive menu of services that are needed to effectively manage, engineer and design infrastructure and state-of-the-art facilities.

The following illustrates the range of services that we offer:

Graphic depicting: (1) the following services: civil engineering, surveying & mapping, planning, site acquisition, environmental, archaeology, construction management, water resources engineering, instrumentation/control systems integration engineering, fire protection engineering, electrical engineering, mechanical engineering and chemical/process engineering; and (2) the following industries served: real estate development, public works/infrastructure and communications industry and the industrial/energy industry.

From fiscal 1996 through fiscal 2000, our net revenue has grown by a compounded annual growth rate of 42% and our net income has grown at a compounded annual growth rate of 59%. We have accomplished this through both internal growth and through our acquisition strategy to diversify the scope of our services and our geographic presence. We have acquired five companies in the past four years and now operate from 13 offices (including 15 operating divisions) in 6 states; California, Nevada, Utah, Arizona, Colorado and Wyoming.

INDUSTRIES SERVED

We serve both the real estate development, public works/infrastructure and communications industry and the industrial/energy industry.

   REAL ESTATE DEVELOPMENT, PUBLIC WORKS/INFRASTRUCTURE AND COMMUNICATIONS

Real Estate Development

Residential, commercial, golf, and other recreational developers use technical consultants to provide planning and environmental services to create land use plans, write the supporting planning and environmental documents and process entitlements and permits through governmental authorities. Technical consultants also assist clients with obtaining approvals and permits from federal, state and local agencies. After projects are approved by governmental agencies, developers need surveying, mapping, and civil engineering services to survey development sites, create accurate boundary and base maps, and provide engineering designs for grading, streets, sewer and water pipelines and facilities, utilities and drainage facilities. Upon completion of the design phase, surveyors provide construction staking services to identify the precise locations of streets, utilities, pipelines, and other facilities. In culturally sensitive areas, developers may also require environmental and archaeology services for planning and assistance with environmental approvals as well as construction and post-construction phase monitoring services.

Residential development includes large-scale communities, senior citizen and retirement communities, single family homes, condominiums and apartments. Commercial development includes the development and construction of retail, office, hotel and industrial facilities. Golf and recreational facility development includes golf courses, driving ranges, parks, clubhouses, theme parks, resorts and lakes.

There are generally two types of real estate development projects and clients: the land developer and the builder. Some take on characteristics of both. Developers generally must look long-term, utilize longer-term investment financing and evaluate the performance of projects across multiple business cycles. The developer pursues land development rights and implements the process of designing and constructing infrastructure utility, roadway and landform grading improvements. A developer's projects often span several years or even decades. The builder, on the other hand, generally provides an end-user product, including homes, retail stores, restaurants or clubhouses. The builder's approach is generally based upon current and relatively short-term economic conditions. Financing for a builder's work is often construction-oriented and anticipates short-term returns. The builder often buys property that has already been zoned, graded and otherwise improved by the land developer.

Public Works/Infrastructure

Transportation, water resources, and other public works projects provide ongoing, more reliable sources of revenue for engineering firms and consultants when private real estate development activities decline during unfavorable economic periods. These public projects are often long-term and have historically provided more determinable and consistent revenue streams than non-publicly funded projects.

Transportation. Highway and interchange projects require engineering designs for roadways and interchanges for the placement or relocation of sewer and water pipelines and utility lines and for rainfall run-off management. They also include surveying services for establishment of proper rights of way for these facilities. Engineers develop street, major arterial and highway designs in cooperation with federal, state and local agencies to improve transportation networks. Highly experienced transportation planners, engineers, and designers provide the entire spectrum of resources necessary to effectively engineer and design state-of-the-art transportation infrastructure.

Water Resources. Water resource services encompass the study and analysis of rainfall, water collection and distribution, use of water for cleanliness, nourishment and irrigation and the treatment and disposal of used or contaminated water. Due to the multiple demands for municipal, environmental and agricultural uses, water is a limited resource in the Western United States. As populations continue to grow and higher standards are placed on protecting the environment without sacrificing the supply and quality of water, water districts, public agencies, agricultural users and municipalities are faced with the challenge of managing their water supplies more efficiently.

Protecting communities from natural disasters such as flood and mudflows, cleaning natural waterways, eliminating pollution from storm runoff flowing into the ocean and protecting and enhancing natural riparian resources are some of the missions of public water-managing agencies. Private developers also address these issues as part of their land development projects.

Communications

Communications projects include the development, expansion and construction of wireless and land-based data and communications systems. The infrastructure for these systems includes wireless transmission base stations, switching centers, cable systems, fiber optic networks and microwave link networks. With the rapid growth of the communications services industry, the demand for communications infrastructure has expanded dramatically.

Service providers and developers of communications infrastructure generally hire outside experts to meet their design, site acquisition and lease arrangement, land planning, civil engineering, purchasing and construction management needs.

   INDUSTRIAL/ENERGY

The industrial/energy industry consists of manufacturing facilities, processing facilities, power generation and distribution, and production/refining methods and systems. Power plants, machines, assembly lines, factories and refineries require mechanical, electrical and process engineering services to enable utilization of new processes and to improve efficiency and reliability of their production effort. Comprehensive engineering services that are required include:

     - the design or redesign of electrical, heating, ventilation and air conditioning systems;

     -   mechanical equipment design;

     -   equipment selection and purchasing;

     - the design of integrated computer and monitoring device systems to control manufacturing and process equipment;

     -   chemical/process engineering;

     -   energy generation and usage consulting;

     -   fire protection engineering;

     -   material handling and process flow planning;

     -   automation and robotics design;

     -   construction management and installation supervision;

     -   project management; and

     -   computer programming.

Projects that utilize mechanical, electrical and process engineering and consulting services include:

     - Energy/Power Generation and Management: power plants, natural gas/electrical systems and distribution systems;

     - High Tech Facilities: biotechnology, pharmaceutical and laboratory facilities, computer centers, control rooms and research and development facilities;

     - Consumer Product Facilities: automotive assembly, household products and packaging facilities;

     - Food and Beverage Facilities: bottling/packaging facilities, material handling facilities, process controls and food and beverage manufacturing facilities;

     -   Educational Facilities: school and university buildings and campuses;
         and

     -   Public Facilities/Utilities: commercial and medical buildings.

We believe there is a continued trend in the manufacturing and assembly industries toward automation and increased efficiency. As these industries grow, so does their need for engineering, design and consulting services to automate and increase the efficiency of new and existing facilities.

THE TKCI ADVANTAGE

The engineering and consulting services industries are highly fragmented, ranging from a large number of relatively small local firms to large, multi-national firms. We estimate that there are over 500 firms providing engineering and consulting services to the industries we serve in our principal operating areas. Management believes that in the areas in which we are located, we are among the leading engineering and consulting services firms serving the industries that we serve. We believe that we can further enhance our position in the industries which we serve for the following reasons:

Reputation

We have a reputation for providing high quality services, which is strengthened due to the personal relationships developed between our staff and representatives of clients and agencies. We have been awarded many projects either due to our expertise in working with an agency or project type or because a particular client desires to work with, and can count on, specific project managers. In addition, we have received numerous awards for technical excellence including:

     - Award of Excellence from the California Council of Civil Engineers and Land Surveyors;

     - Certificate of Recognition from the County of San Bernardino Board of Supervisors;

     - Letter of Appreciation from the State of California Department of General Services;

     - Project of the Year from the Orange County Branch of the American Society of Civil Engineers;

     - Outstanding Environmental Analysis Document from the Association of Environmental Professionals; and

     -   Outstanding Planning Award from the American Planning Association.

Industry and Professional Experience

We believe that our senior management has the proven ability to execute our business plan and capitalize on new opportunities. Over the past four years, management has successfully closed and integrated five acquisitions, enabling us to diversify both our revenue base and our geographic scope. This is a crucial point, as acquisitions will continue to be a key component in our business plan. In all acquisitions to date, we have retained the management teams of the acquired companies and provided the financial and management controls to promote sustainable growth. This enables the acquired management team to run their business as they know best. In addition, the entire management team, from project manager to senior executive manager, is particularly adept at the relationship side of the business that plays a critical role in the world of engineering and consulting services.

We recognize that our employees are our most valuable resource for providing continuing quality service and for obtaining new work. During employee selection and as part of the acquisition criteria, we require that the personnel which we add to our team have significant experience in the industries that we serve. We supplement this industry experience by providing in-house continuing education seminars, design forums and training programs.

Full Service Approach

We provide a full complement of engineering and consulting services. Since many consulting and engineering services firms specialize in only one or a few services, a project owner may often be required to engage several engineering and/or consulting firms during the various phases of a project. The phases range from identifying and evaluating whether to acquire a parcel of land to designing, engineering and managing the construction of the finished project. We believe that clients realize significant cost and time savings and maintain consistent quality by concentrating their engineering and consulting services in as few firms as practicable.

Cross-Marketing

Due to our reputation within our industries and our technical expertise, we have frequently increased the scope of services provided to a client from an initial engagement, such as land planning, to include other services, such as mapping and surveying. When we expand into new geographic regions, we have successfully cross-sold and intend to continue to cross-sell the services we offer.

Because our professionals provide many of the preliminary services for planning, civil engineering and surveying and mapping projects, we are frequently asked to provide additional services as a project progresses. In performing the preliminary services during the initial phases of a project, we obtain background information and data relating to the project that may be inefficient and costly for another firm to compile. Consequently, we are often more knowledgeable about a project, and, as a result, are often engaged to perform additional engineering and consulting services as the project progresses.

Effective Organizational Structure

We believe that our organizational structure allows us to compete effectively with small-and mid-sized local firms as well as with large regional, national and international firms. Our organizational structure combines the efficiencies associated with centralization and the flexibility of decentralization. When appropriate, our primary administrative functions are centralized in our corporate headquarters in Costa Mesa, California allowing us to reduce duplicative functions and personnel at our divisional offices. We believe that this centralization allows the management at our divisional offices the freedom to focus on identifying new business opportunities and overseeing the services they provide, and allows our project managers the flexibility to focus on being responsive to client needs. Since our divisions are managed by technical professionals with excellent client relationships and industry reputations, we promote decentralization of those aspects of our business which involve technical and client relationships.

BUSINESS STRATEGY

Our objective is to strengthen our position as a leading provider of engineering and consulting services while growing our geographic presence and enhancing the services we offer. To achieve this objective, we have developed a strategy with the following key elements:

     - Maintain High Quality Service. To maintain high quality service, we focus on being responsive to customers and working diligently and responsibly to maintain schedules and budgets. As a result of our focus on quality and timely service, we believe that we have established an excellent reputation in the markets we serve. We intend to continue providing high quality services as we expand our geographic presence and our service offerings.

     - Continue to Recruit and Retain Highly Qualified Personnel. We believe that recruiting and retaining skilled professionals is crucial to our success and growth. As a result, we intend to continue to recruit experienced and talented individuals who can provide quality services and innovative solutions.

     - Enhance and Strengthen Existing Client Relationships. By maintaining strong relationships with existing clients and promoting the entire cross section of services we provide to all clients, we believe that we can enhance our reputation. By focusing our efforts in this area, we can utilize the time that we spend with our clients on active work to promote additional services to them and gain additional contract opportunities for us. We believe that our existing relationships between our clients and employees is our greatest business development asset.

     - Expand Services in Both the Public Works/Infrastructure and Communications Industry and the Industrial/Energy Industry. To diminish our susceptibility to the economic cycles affecting any particular industry, we intend to continue expanding our work in the public works/infrastructure and communications and industrial/energy industries. Much of our technical expertise, including, CAD technicians, certain engineering specialists and administrative support, can provide support across industries in the event that a particular industry segment experiences economic downturns. We believe that by expanding our services into industries which follow different economic cycles, we are able to reassign talented employees to other project types and help provide stability for our core staff, management and profit levels.

     - Expand Geographically. To diminish the impact of regional economic cycles, we intend to continue to expand our geographic presence through acquisitions, opening additional divisional offices and marketing our services to clients with national and international needs. Our geographic growth may provide us with broader access to employee pools, work sharing between regions and new business opportunities. We believe that our acquisitions of Thompson-Hysell and Crosby, Mead, Benton & Associates have enabled us to more effectively sell additional services in California and Utah and that our acquisition of Hook & Associates

       Engineering, Inc. has enabled us to broaden our service offerings in Arizona, Colorado and Wyoming.

     - Expand and Enhance Technical Capabilities. We intend to build upon our reputation as a quality provider of engineering and consulting services as we diversify our services to meet demands of our clients and new markets. As part of our effort to continue diversifying the scope of our services, we intend to pursue strategic partnering relationships and acquisitions.

ACQUISITION STRATEGY

We intend to continue to pursue acquisitions that complement our business strategy and enhance our range of services, geographic presence and/or client base. We believe that strategic acquisitions will enable us to more efficiently serve the diverse technical and geographic needs of, and secure additional business from, national and international clients. Upon the successful completion of this offering, we may increase the pace and size of our acquisitions.

In general, the key criteria we consider when evaluating potential acquisitions include services offered, reputation, corporate culture, price, profitability and geographic location.

The following table sets forth information regarding our five acquisitions since late 1997.

----------------------------------------------------------------------------------------------------
     ACQUISITION                                         PRIMARY
         DATE              COMPANY ACQUIRED           MARKETS SERVED           SERVICES OFFERED
----------------------------------------------------------------------------------------------------
 December 1997          ESI, Engineering          Northern California       Industrial/energy
                        Services Incorporated                               services
----------------------------------------------------------------------------------------------------
 August 1998            John M. Tettemer and      Southern California       Water resources
                        Associates, Ltd.                                    engineering and services
----------------------------------------------------------------------------------------------------
 July 1999              Thompson-Hysell, Inc.     Northern and Central      Water resources and
                                                  California; Utah          other engineering
                                                                            services
----------------------------------------------------------------------------------------------------
 October 2000           Crosby, Mead, Benton &    Southern California       Land development design,
                        Associates                                          infrastructure design
                                                                            and landscape
                                                                            architecture
----------------------------------------------------------------------------------------------------
 January 2001           Hook & Associates         Arizona; Colorado;        Land development,
                        Engineering, Inc.         Wyoming                   transportation, and
                                                                            communications services
----------------------------------------------------------------------------------------------------

Consideration for the companies we have acquired has included cash, shares of our common stock, promissory notes, or a combination of these forms of consideration. The consideration is sometimes subject to earn-out or adjustment provisions. Additionally, in connection with these acquisitions, we have entered into noncompetition agreements with principals or key employees of an acquired company.

SERVICES PROVIDED

We provide a broad range of services, including civil engineering, surveying and mapping, planning, environmental, archaeology, construction management, site acquisition, water resources engineering, and other services needed by the industrial/energy industry, including instrumentation/control systems integration engineering, fire protection engineering, electrical engineering, mechanical engineering and chemical/process engineering.

Civil Engineering Services

General civil engineering is often referred to as everything "designed from the ground down" because most of the constructed improvements involved lie on the surface of, or below the ground. Our civil engineering services include, project feasibility and due diligence analysis; development cost projections; access and circulation analysis; infrastructure design and analysis; pro forma cost studies; project management; construction documents; tentative mapping; flood plain studies; sewer, water and drainage design; street and highway design; site and subdivision design; and grading design.

We are the master engineer of a master-planned residential resort community located in the central valley region of California. This 30,000-acre site is comprised of five villages, and consists of approximately 5,000 residential units, six golf courses, a hotel and convention center, two wineries, a swim and tennis club and 85 acres of retail and commercial development. Our responsibilities on this project include the civil engineering design of all onsite and offsite improvements, such as roadways, water, sewer and drainage systems and grading. We are also providing surveying and mapping services; coordinating with the environmental consultants; providing construction management services; and providing bid and finance administration services. We anticipate that this project will have a duration of more than 20 years.

Surveying and Mapping Services

Surveying and mapping services include, among other things, the establishment of boundaries for preliminary engineering, construction layout, as-built surveys and the identification of features of a parcel of land that directly affect a project's design. It is common for our surveying and mapping teams to be "the first in and the last out" for a construction project. We provide surveying and mapping services through teams of skilled professionals that utilize sophisticated technology, including global positioning systems that utilize satellite technology to survey and navigate land, geographic information systems, and field-to-office digital and electronic data capture to produce information that will serve as the foundation for a variety of planning and engineering analysis and design endeavors. We believe that we were among the first engineering and surveying consultants to utilize global positioning systems with geographic information systems to perform precise ground surveys.

We utilized our expertise by providing surveying, mapping, charting, imagery intelligence and photogrammetic services for an on-going multi-year, task order contract with a United States federal agency. This includes providing surveying and mapping services on air bases worldwide as part of a geospatial information and imagery intelligence program. As a subconsultant to the program manager, we assisted in developing their specifications and statement of work for safety of navigation surveys on Department of Defense airfields. We have also developed detailed ground survey and photogrammetric mapping plans and cost breakdowns for the survey of multiple airfields in Washington, California and Utah. This effort coordinates tasks to be performed by at least half a dozen firms throughout the Western United States.

Planning Services

Planning services include both physical planning and policy planning. Physical planning is graphical and includes conceptual drawings, sketches and layouts of communities and identifies land uses and residential and commercial neighborhoods. The resulting plan often becomes the basis for the preparation of engineering plans. To complement a physical plan, policy planning entails the preparation of supporting text and documents that establish procedures, requirements and guidelines for visual appearance or detailed permitting approvals under which the physical plan may be implemented.

Our planning services are designed to assist clients with maximizing the potential uses of real estate and other limited resources. We provide plans that take into account government regulations, effective and creative use of land assets, and the expectations and needs of the community.

An example of our planning services is the preparation and processing of a Specific Plan document for a master-planned golf course community in the County of San Bernardino, California. This community is approximately 460 acres in size and contains more than 500 luxury homes surrounding a full-length 18-hole golf course. We created the land use plan and developed the supporting Specific Plan and Environmental Impact Report documents. These documents specify uses of land such as residential, golf and open space. They also identify environmental concerns and how to mitigate them. Additional services for which we are responsible on this project include environmental, civil engineering and surveying and mapping.

Environmental Services

Our environmental services include biology, permit processing, environmental document preparation and mitigation monitoring. We assist clients with the complex federal, state, and local permitting process enabling them to successfully implement private and public projects. Our environmental staff offers the technical proficiency to provide one-stop preparation of environmental documents that conform to current regulatory requirements.

Our staff is experienced with the preparation of complex and challenging environmental planning documents such as Environmental Impact Reports, Environmental Impact Statements, initial studies and environmental assessments. Our experience includes the preparation of documents that comply with the California Environmental Quality Act (CEQA) and the National Environmental Policy Act. Our environmental staff has been instrumental in developing permit strategy consensus among federal agencies such as the Army Corps of Engineers, U.S. Fish and Wildlife, the Environmental Protection Agency and the State of California.

Our award winning services on a recent project involved the preparation of a master plan and Environmental Impact Report for a major sports complex, two schools, an active park and a community center. The major issues surrounding the project included the preservation of the habitat for the California gnatcatcher and Quino checkerspot butterfly, potential land use impacts to the nearby Los Alamos Historic District and securing water service. We successfully designed and processed all of the necessary plans and received the "Outstanding Planning Award, Planning Implementation, Small Jurisdiction" award from the American Planning Association.

Archaeology Services

We perform archaeological studies that range from site review and records analysis to a discussion of measures to protect sensitive or valuable archaeological resources. Further, we conduct field sampling and testing to establish or verify findings of a site review, and previously documented information to determine both the quantity and quality of archaeological materials for a given site. Many environmental impact analyses require protection of significant archaeological resources that may exist on a property, such as native American community settings, artifacts, and burial sites.

We have provided monitoring of construction activities on numerous projects and have also completed complex archaeological excavations in coordination with state and federal agencies and native American representatives.

Construction Management Services

Construction management services are an efficient "bundling" of some of the other services that we provide. During construction management assignments, we direct development and construction tasks, including the preparation of cost projections, entitlement and feasibility analysis, professional consultant selection and supervision, contractor bidding and construction supervision. We provide these services in discrete components or as a comprehensive package for private development, public works and communications clients.

One of our active construction management projects is a 650 acre master planned, hillside golf course community with an 18-hole championship golf course that is surrounded by approximately 200 estate residential lots and a high quality country club facility. Our construction management efforts include the coordination and scheduling of all construction activities at the project, monitoring the performance of the contractors, confirming adherence to plans and specifications and coordinating permits and approvals. We also provided planning, civil engineering, archaeology, landscape architecture and surveying and mapping services for this project.

Site Acquisition Services

Site acquisition services include the selection of prospective properties that fit defined criteria, identifying and overcoming restrictions against intended use of properties, negotiating agreements for the acquisition and implementing the acquisition and final use of properties. We provide site acquisition services to assist clients with obtaining the most appropriate real estate for their particular needs. For example, a property intended for the development of multi-family housing will have characteristics which vary greatly from that of a property intended for the siting of a heavy industrial facility. We have provided site acquisition services for wireless communications sites in Riverside, San Bernardino, Ventura, Los Angeles and San Diego counties in California for a national wireless services provider.

Water Resources Engineering Services

Our water resources engineering services consist of financial planning, feasibility studies, demand forecasting, hydraulic analysis and water flow studies to develop system master plans in addition to designing conventional systems of pipes, channels and dams.

Examples of the water resources engineering services that we provide include: the performance of a study in which we evaluated the anticipated amount of rainfall water in a 23 square-mile watershed in Riverside County, California; the development of a concept report and preliminary design for a 2,000 acre-feet, 50-foot high water quality dam, a major sediment detention basin facility and the relocation of approximately 1.5 miles of roadway, all incidental to the construction of the dam and related structures; and the design of a 3.2 mgd (million gallons per day) water reclamation facility in Central California. This facility will include a wastewater treatment facility and a reclaimed effluent water reuse area comprised of a winter reuse water storage pond and a spray irrigation disposal site. On this project, our primary scope of services include performing field investigations; establishing survey controls for topographic mapping; establishing a concept level layout for the facility; assisting with the CEQA permit acquisition; developing the preliminary design for the facility; preparing the technical specifications and final plans for the civil, architectural, structural, mechanical, and heating, ventilation and air conditioning (HVAC) system; and preparing a cost estimate and performing inspections.

Instrumentation/Control Systems Integration Engineering Services. Our professionals integrate equipment selection, maintenance requirements and spare parts inventory by designing, selecting and reviewing mechanical, piping and electrical layouts, and operating maintenance, training, start-up and emergency procedures during the design of contemporary processes or the automation of outdated manufacturing processes. These services are essential to creating an efficient operating facility.

Our engineers designed control systems for major assembly lines for a large automotive manufacturing facility. One system, the passenger Paint Line Monitoring System, monitors equipment alarms signaling problems on the assembling line. This system tracks 51 separate processors throughout multiple networks for a total of approximately 12,000 data points.

Another system that we were responsible for was the RF Automatic Vehicle Identification system which tracks vehicle/carrier movement throughout the painting assembly line by reading RF tags affixed to the carrier. RF tags store vehicle information including make, model and color, which is transmitted to the processing equipment systems to ensure that the proper operations are performed automatically on each vehicle, such as paint color and trim detail. This information is then automatically transmitted to the historical database on the paint shop server.

Fire Protection Engineering Services. We provide fire protection engineering services in connection with both new construction and the renovation or modification of existing facilities to assist clients in defining and providing an acceptable level of fire safety in a cost-effective manner.

One of our recent fire protection services projects entailed detailed engineering and design to upgrade and expand the fire protection and life safety systems for a large building complex at a University of California campus in Northern California. The primary systems included advanced fire sprinkler and fire alarm facilities. We also provided engineering field support and construction management services for the installation of these systems.

Electrical Engineering Services. These services include the design of electrical power systems for buildings, manufacturing plants and miscellaneous facilities; design of lighting systems; and selection of other equipment that delivers or uses electrical power. We are currently engaged in the design of peak power usage generating stations (peaker projects). These stations augment the power grid in times of high energy usage and have the benefit of being relatively small-scale, efficient to construct and suitable in more densely improved areas. We are also providing cogeneration and backup emergency power supply designs for university campuses and multiple building commercial facilities.

For example, our electrical and mechanical engineers have been working very closely with a major energy provider to design and build power generation plants, called "peaker projects," in multiple states to provide power during periods of peak demand. Our scope of services includes providing engineering, design and field support services including site selection, surveying, licensing, permitting and coordinating high voltage electrical connections to the local utilities. Our engineers are also responsible for equipment specification and procurement, emissions control, layout drawings and piping drawings for water, wastewater and natural gas lines.

Mechanical Engineering Services. These services are required to design energy systems, HVAC systems, plumbing systems, water distribution systems and fire protection systems for facilities and buildings. We are currently providing mechanical engineering and construction management services for a major aerospace company. The project involves a large satellite testing facility encompassing multiple buildings for which we are designing mechanical systems and facilities, including, new boiler, chilled water, compressed air and HVAC systems as well as large, proprietary space system equipment. Design and construction are ongoing and we have a full staff of construction management personnel on-site to oversee the installation and start-up of these new mechanical systems.

Chemical/Process Engineering Services. Our chemical/process engineers design systems for a variety of manufacturing and industrial facilities and processes. These services are necessary for the design of chemical/processing operations in businesses like food and beverage, pharmaceutical, chemical and petroleum.

As an example, we designed a specialty chemical processing and drying facility. Our scope of work entailed conceptual design, project planning, permitting and detailed design for this facility. Our engineers designed a new facility which improved the existing facilities by increasing the processing and drying speeds and reducing the operational costs.

BUSINESS DEVELOPMENT AND MARKETING

Our business development and marketing activities consist of identifying target markets, developing strategies for pursuing these targets and supporting marketing activities company-wide by coordinating corporate promotional and professional activities. We use a client service value-added approach to our business development and marketing efforts by employing a variety of techniques to obtain contracts with new clients, repeat business with existing clients, and maintain a positive reputation.

Additionally, our business development and marketing efforts assist our management and clients in assuring quality performance and client satisfaction. To accomplish this, we provide our clients with referrals for project partners and financing sources, assist with legislative matters and monitor in-house performance. Finally, we identify new projects and clients in each of the markets in which we are active. This is achieved through the use of many resources including: geographic information systems and aerial maps, project and contact databases, the Internet and lead tracking publications. We pursue the companies, agencies, projects and markets that we believe have financial strength, long-term growth potential and established reputations.

Our growing list of services provides us with the opportunity to cross-market and sell additional services to our clients. We intend to leverage our broad service capabilities and continue to take advantage of our ability to increase our revenue by cross-selling services to existing clients and to build new client relationships.

One of the keys to being successful in cross-marketing our services is to ensure that all of our managers understand the complete capabilities of our company, including our full range of services and the geographic locations and industries in which we offer and provide our services. We give formal presentations to our staff to educate them on our full capabilities and to encourage them to identify cross-marketing opportunities. In addition, we are in the process of implementing a more formal cross-marketing program. We are producing "Cross-Marketing Notebooks" which highlight all the pertinent information on each division company-wide. These will be given to all managers in each division as part of a formal presentation geared to facilitate easy "lead sharing" between divisions and to maximize the effectiveness of our cross-marketing efforts.

Our business development staff has been trained to identify and pursue these types of opportunities. They report all such opportunities to the corporate office where a spreadsheet report is used to track all proposals and contracts. This cross-marketing approach has resulted in several new contracts for our various divisions. For example, our ESI division (industrial/energy) was awarded a contract for engineering services for multiple power plants. Through our cross-marketing efforts, we were able to expand the contracts to include planning, civil engineering and surveying and mapping services for the benefit of both the client and us. Likewise, one of our business development managers in Southern California provided a lead to our Thompson-Hysell division in

Central California which resulted in a contract for that office to provide planning and civil engineering services for a large golf course and residential community.

One of our most effective methods of developing client relationships and winning new contracts has been our Executive Land Search Program. We have developed "map rooms" containing computerized geographic information systems maps, aerial maps and city and county maps. We use these maps along with corresponding data spreadsheets to identify and track a multitude of existing and potential projects. We meet with existing and prospective clients and refer available projects to them. For example, upon referring a large undeveloped parcel of land in Southern California to a land development company that was not an existing client, we were awarded multiple contracts to provide planning, civil engineering and mapping and surveying services. As the project progressed, we received multiple additional contracts from home builders who bought parcels of land from our client. By March 15, 2001, we had received over $2,600,000 in contract authorizations on this project.

CLIENTS

Our primary private sector clients consist of real estate developers, builders, communications providers, major manufacturers and energy providers. Our public sector clients include water and school districts, metropolitan planning organizations, transportation authorities and local, state and federal agencies.

                 REAL ESTATE                            PUBLIC WORKS/INFRASTRUCTURE
                 -----------                            ---------------------------
Centex Homes                                   City of Rancho Mirage
Del Webb                                       Coachella Valley Water District
Pulte Home Corporation                         Central Utah Water Conservancy District
ProLogis                                       Orange County Transportation Authority
Shea Homes                                     Colorado Department of Transportation
The Irvine Company                             Arizona Department of Transportation
Thomas & Mack Development Company              Metropolitan Water District of Southern
                                               California

INDUSTRIAL/ENERGY                              COMMUNICATIONS
---------------------------------------------  ---------------------------------------------
California Energy Commission                   Mountain Union Telecom
Clorox Products Company                        Sprint Spectrum, L.P.
Enron Energy Services                          Whalen & Company
E&J Gallo Winery                               ATI
Kellogg Co.                                    Delta Aviation Services, L.P.
PG&E National Energy Group                     Scientech, Inc.
New United Motors Manufacturing, Inc.
  (NUMMI -- GM & Toyota)

No individual client accounted for more than 10% of our net revenue in 1998, 1999 and 2000.

BACKLOG

At December 31, 2000, our gross revenue backlog was approximately $29 million as compared to $22 million at December 31, 1999. Our backlog represents an estimate of the remaining future gross revenues from existing signed contracts, and contracts which have been awarded with a defined scope of work and contract value and on which we have begun work with oral client approval. We do not believe that backlog is indicative of the amount of future revenues that we may achieve because of the short-term nature of the contracts under which we generally provide our services compared to the long-term nature of the projects.

COMPETITION

The market for our services is highly competitive. We compete with a variety of firms ranging from small, local firms to national firms. We perform engineering and consulting services for a broad spectrum of markets including energy, residential, commercial, recreational, public works, communications and industrial, process and manufacturing. We believe that our competitive advantages include our multiple industries and services, reputation, organizational structure and business strategy. We believe that the principal factors in the engineering and consulting services selection criteria include:

     -   quality of service;

     -   relevant experience;

     -   staffing capabilities;

     -   reputation;

     -   geographic presence;

     -   stability; and

     -   price.

EMPLOYEES

We have approximately 650 employees, of which over 525 are technicians and technical professionals. Believing that our success depends significantly upon attracting and retaining talented, innovative and experienced professionals, we are comprised of highly skilled personnel with significant industry experience and strong client relationships. We employ licensed civil engineers, mechanical engineers, electrical engineers, land surveyors, landscape architects, certified planners, information technology specialists, geodesists and doctoral archaeologists.

Our field survey employees in our Southern California offices are covered by a Master Labor Agreement between the International Union of Operating Engineers Local Union No. 12 and the Southern California Association of Civil Engineers and Land Surveyors. The agreement applies to civil engineering and land surveying work, including global positioning system surveys, and covers our employees in Imperial, Inyo, Kern, Los Angeles, Mono, Orange, Riverside, San Bernardino, San Diego, San Luis Obispo, Santa Barbara and Ventura counties. Our field survey employees in our Northern California offices are covered by a Master Agreement between the Bay Counties Civil and Land Surveyors Association and Operating Engineers Local Union No. 3. Our other employees are not represented by any labor union and we have never experienced a work stoppage from union actions. We believe that our relationship with our employees is good.

FACILITIES

We occupy offices and facilities in various locations in California, Nevada, Utah, Arizona, Colorado and Wyoming. Our corporate headquarters are located in Costa Mesa, California and consist of approximately 60,000 square feet of space. Our corporate headquarters lease, which consists of separate leases for the two floors that we occupy, extends until October 2003. We also maintain offices in the California cities of Walnut Creek, Moreno Valley, Modesto, Palm Desert, Encino, Carlsbad and Thousand Oaks. Outside of California, we have offices in each of the following locations: Las Vegas, Nevada; Salt Lake City, Utah; Phoenix, Arizona; Denver, Colorado; and Cheyenne, Wyoming. We believe that our existing office space is adequate to meet our current and foreseeable future requirements.

LEGAL PROCEEDINGS

In March 2000, Clayton Engineering filed a claim against The Irvine Company alleging that The Irvine Company failed to pay Clayton Engineering for the removal of 30,000 cubic yards of dirt in the Peters Wash located in Irvine, California. JMTA had provided engineering design services for The Irvine Company in connection with this project. JMTA was a wholly-owned subsidiary of ours at the time the claim by Clayton was filed. In January 2001, The Irvine Company filed a claim against JMTA for indemnity. Clayton Engineering is demanding damages in the sum of $2 million against The Irvine Company for construction services rendered and $10 million as a result of consequential loss of business opportunity. Clayton Engineering has made the allegation that plans prepared by JMTA were inaccurate as to the elevation of the bottom of the Peters Wash. The Irvine Company has not stated that JMTA violated the standard of care, but has filed an equitable indemnity cross-complaint against JMTA. No demand for settlement has been made against JMTA. In December 2000, JMTA was merged into us. We believe that the claim made against us is without merit and intend to defend ourselves vigorously in this action.

We are also involved in other non-material legal proceedings, claims and litigation arising in the ordinary course of business.

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

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

Set forth below is certain information with respect to our executive officers and directors.

                NAME                   AGE                  POSITION WITH OUR COMPANY
                ----                   ---                  -------------------------
Aram H. Keith........................  56    Chief Executive Officer and Chairman of the Board
Eric C. Nielsen......................  41    President and Chief Operating Officer
Gary C. Campanaro....................  40    Chief Financial Officer, Secretary and Director
Walter W. Cruttenden, III............  50    Director(1)(2)
George Deukmejian....................  72    Director(3)
Christine Diemer Iger................  48    Director(1)(3)

-------------------------
(1) Member of the compensation committee.

(2) Mr. Cruttenden has been appointed to our audit committee effective as of June 1, 2001.

(3) Member of the audit committee.

All directors hold office until the next annual meeting of shareholders or the election and qualification of their successors. Our executive officers are elected annually by our board of directors and serve at its discretion.

Aram H. Keith co-founded our company in March 1983 and has served as our chief executive officer and chairman of the board since that time. Mr. Keith also served as our president from 1983 to 1999. Mr. Keith is the president and sole director of our subsidiaries, Crosby, Mead, Benton & Associates and Hook Engineering, Inc. Mr. Keith has been a California licensed civil engineer since 1972. He also holds civil engineering licenses in the states of Arizona, Colorado, Nevada and Texas. Mr. Keith received a B.S. in Civil Engineering from California State University at Fresno.

Eric C. Nielsen has served as our president since July 1999 and as our chief operating officer since March 2001. Prior to July 1999, Mr. Nielsen served as the president of our Costa Mesa division since November 1994. Mr. Nielsen joined us in November 1985 as senior designer and became a vice president, engineering and mapping in July 1990. Mr. Nielsen received a B.S. in Civil Engineering from California Polytechnic State University and is a registered engineer in the states of California, Colorado and Hawaii.

Gary C. Campanaro has served as our chief financial officer since joining our company in January 1998, as a director since July 1998, and as our secretary since April 1999. Mr. Campanaro is also the chief financial officer and secretary of each of our subsidiaries, Crosby, Mead, Benton & Associates and Hook Engineering, Inc. Mr. Campanaro joined CB Commercial Real Estate Group, Inc. (now CB Richard Ellis), a commercial real estate brokerage firm, in November 1992 as a vice president of the financial consulting group and became senior vice president, managing officer of the financial consulting group in February 1995 and also began serving on the operation management board of CB Commercial Real Estate Group Inc. Mr. Campanaro served in those positions until he joined our company. From July 1988 to November 1992, he held various accounting, finance and real estate positions with CKE Restaurants, Inc., an owner and operator of a restaurant chain. Mr. Campanaro began his professional career with KPMG LLP and is licensed by the State of California as a certified public accountant and as a real estate broker. He is a member of the American Institute of Certified Public Accountants. Mr. Campanaro received a B.S. in Accounting from the University of Utah.

Walter W. Cruttenden, III joined our board of directors in July 1997. Mr. Cruttenden is the chief executive officer of Cruttenden Partners, an investment company. Mr. Cruttenden served as chairman of the board of directors and chief executive officer of E*OFFERING Corp. from December 1998 until January 2000. In 1986, he founded Cruttenden Roth Inc. and served as the chairman of the board and chief executive officer until November 1997 and chairman of the board until September 1998. E*OFFERING Corp. and Cruttenden Roth Inc. are both investment banking institutions. Mr. Cruttenden also serves on the board of directors of Cubic Technologies, Electronic Monitoring Systems, Inc., NetChemistry, PrisMedical Inc. and The Yogananda Foundation.

George Deukmejian joined our board of directors in July 1999. Mr. Deukmejian was the Governor of the State of California, serving in that office from January 1983 until January 1991. Following his departure from the Governor's office, he joined the law firm of Sidley & Austin in its Los Angeles office where he practiced as a partner until July 1999 and where he practiced as Senior Counsel from July 1999 until his retirement in July 2000. Prior to his election as Governor, Mr. Deukmejian served from 1979 to 1982, as the Attorney General of the State of California and from 1963 to 1978, served in the California State Legislature. Mr. Deukmejian currently serves on the boards of directors of Burlington Northern Santa Fe Corp. and Health Net, Inc. He also serves as a Deputy Trustee of the Golden Eagle Insurance Trust in Liquidation and on the Senior Advisory Council of the Industrial Bank of Japan's Los Angeles office. Mr. Deukmejian received a B.A. in Sociology from Siena College and a J.D. from St. Johns University Law School.

Christine Diemer Iger joined our board of directors in July 1999. Ms. Diemer Iger is the current chief executive officer of the Building Industry Association of Southern California, Orange County chapter which she joined in July 1989. Prior to joining that organization, she was an appellate lawyer for the Attorney General of the State of California from 1981 to 1983, and served as the director of the California Department of Housing and Community Development from 1983 to 1989. Ms. Diemer Iger is a former board member of the Federal National Mortgage Association (Fannie Mae) and the California Housing Finance Agency (CHFA). Ms. Diemer Iger received a B.A. in English from California State University at San Diego and a J.D. from Western State University, College of Law.

DIRECTOR COMPENSATION

Our nonemployee directors receive $1,500 per day for any day during which the member has personally attended any shareholders', board and/or committee meeting. Effective January 2001, our nonemployee directors will also receive $20,000 per year as compensation for their services as a director of our company. In addition, our nonemployee directors are reimbursed for out-of-pocket expenses incurred in connection with attendance at shareholders', board and committee meetings.

We may also periodically award options or purchase rights to our directors under our existing stock option plan and otherwise.

In fiscal 2000, we did not issue any options to purchase shares of our common stock to any of our directors. In July 1999, we granted options to purchase 7,407 shares of our common stock to two of our nonemployee directors.

BOARD COMMITTEES; COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The board of directors has standing audit and compensation committees, but does not have a nominating committee. In practice, our entire board performs the function of a nominating committee.

The compensation committee is responsible for making recommendations to our board concerning such executive compensation arrangements and plans as it deems appropriate. The compensation committee is composed of Walter W. Cruttenden, III and Christine Diemer Iger.

The audit committee is responsible for, among other things, considering and recommending to our board of directors, the appointment of our independent auditors, examining the results of audits and quarterly reviews, reviewing with the auditors, the plan and scope of the audit and audit fees, reviewing internal accounting controls, meeting periodically with our independent auditors and the monitoring of all financial aspects of our operations. In June 1999, our board of directors approved and adopted an audit committee charter. The audit committee is currently composed of George Deukmejian and Christine Diemer Iger, and effective as of June 1, 2001, Walter W. Cruttenden, III has also been appointed to the audit committee. Messrs. Deukmejian and Cruttenden and Ms. Diemer Iger are all independent as defined in the listing standards of the National Association of Securities Dealers.

EXECUTIVE COMPENSATION

The following table sets forth information concerning compensation paid or accrued by us to our chief executive officer and to each of our other three most highly compensated executive officers who earned more than $100,000, in salary and bonus for all services rendered to us in all capacities during the year ended December 31, 2000.

                           SUMMARY COMPENSATION TABLE

                                                                                         LONG-TERM
                                                                                        COMPENSATION
                                                                                        ------------
                                                         ANNUAL COMPENSATION             SECURITIES
                                                  ----------------------------------     UNDERLYING
               NAME AND                  FISCAL                          ALL OTHER         STOCK
          PRINCIPAL POSITION              YEAR     SALARY     BONUS     COMPENSATION      OPTIONS
          ------------------             ------   --------    ------    ------------    ------------
Aram H. Keith..........................   2000    $381,926(1)     --      $15,115(2)           --
  Chief Executive Officer and             1999    $375,423(3)     --      $66,573(4)       46,000
  Chairman of the Board                   1998    $373,419(5)     --      $ 6,832(6)           --
Eric C. Nielsen(7).....................   2000    $172,551(8) $6,985(9)   $39,553(10)      20,000
  President and Chief Operating Officer   1999    $158,290(11)     --     $15,561(12)      10,000
Gary C. Campanaro......................   2000    $164,122(13) $5,000     $17,435(14)          --
  Chief Financial Officer and             1999    $146,116(15)     --     $ 9,186(16)      12,500
  Secretary                               1998    $115,016(17)     --     $ 5,171(18)      31,482
Jerry M. Brickman(19)..................   2000    $155,780(20)     --     $11,157(21)          --
  Chief Operating Officer                 1999    $147,309        --      $26,090(22)       8,000
                                          1998    $130,403        --      $ 5,186(23)       9,259

-------------------------
 (1) Consists of $373,523 in salary and $8,403 in matching contributions made by us under our 401(k) plan.

 (2) Consists of a $4,500 auto allowance, $3,688 in payout of accrued vacation and sick time, $6,787 in membership dues paid by us on behalf of Mr. Keith and $140 in premiums on a life insurance policy of which Mr. Keith is the beneficiary.

 (3) Consists of $373,923 in salary and $1,500 in matching contributions made by us under our 401(k) plan.

 (4) Consists of $53,957 in payout of accrued vacation and sick time, $5,443 in reimbursement of various automobile expenses, $6,987 in membership dues paid by us on behalf of Mr. Keith and $186 in premiums on a life insurance policy of which Mr. Keith is the beneficiary.

 (5) Consists of $371,562 in salary and $1,857 in matching contributions made by us under our 401(k) plan.

 (6) Consists of a $1,500 auto allowance, $5,146 in membership dues paid by us on behalf of Mr. Keith and $186 in premiums on a life insurance policy of which Mr. Keith is the beneficiary.

 (7) Effective as of March 13, 2001, Mr. Nielsen was elected to serve as our chief operating officer.

 (8) Consists of $166,426 in salary and $6,125 in matching contributions made by us under our 401(k) plan.

 (9) Consists of $5,000 year-end bonus and $1,985 as a 15-year service bonus.

(10) Consists of a $12,000 auto allowance, $3,000 in membership dues paid by us on behalf of Mr. Nielsen, $140 in premiums on a life insurance policy of which Mr. Nielsen is the beneficiary, $1,328 for an executive medical examination paid for by us and $23,085 in payout of accrued vacation and sick time.

(11) Consists of $156,790 in salary and $1,500 in matching contributions made by us under our 401(k) plan.

(12) Consists of a $12,000 auto allowance, $3,375 in membership dues paid by us on behalf of Mr. Nielsen and $186 in premiums on a life insurance policy of which Mr. Nielsen is the beneficiary.

(13) Consists of $158,746 in salary and $5,376 in matching contributions made by us under our 401(k) plan.

(14) Consists of a $6,000 auto allowance, $3,000 in membership dues paid by us on behalf of Mr. Campanaro, $140 in premiums on a life insurance policy of which Mr. Campanaro is the beneficiary, $1,624 for an executive medical examination paid for by us and $6,671 in payout of accrued vacation and sick time.

(15) Consists of $144,616 in salary and $1,500 in matching contributions made by us under our 401(k) plan.

(16) Consists of a $6,000 auto allowance, $3,000 in club membership dues paid by us on behalf of Mr. Campanaro and $186 in premiums on a life insurance policy of which Mr. Campanaro is the beneficiary.

(17) Consists of $114,423 in salary and $593 in matching contributions made by us under our 401(k) plan.

(18) Consists of a $5,000 auto allowance and $171 in premiums paid on a life insurance policy of which Mr. Campanaro is the beneficiary.

(19) Effective as of January 5, 2001, Mr. Brickman ceased being an employee of our company.

(20) Consists of $149,576 in salary and $6,204 in matching contributions made by us under our 401(k) program.

(21) Consists of a $6,000 auto allowance, $140 in premiums paid on a life insurance policy of which Mr. Brickman is the beneficiary and $5,017 in payout of accrued vacation and sick time.

(22) Consists of a $6,000 auto allowance, $186 in premiums paid on a life insurance policy of which Mr. Brickman is the beneficiary and $19,904 in payout of accrued vacation and sick time.

(23) Consists of a $5,000 auto allowance and $186 in premiums paid on a life insurance policy of which Mr. Brickman is the beneficiary.

OPTIONS GRANTED IN LAST FISCAL YEAR

The following table sets forth certain information concerning stock options granted to the executive officers named in the summary compensation table in this prospectus during the fiscal year ended December 31, 2000. This information includes hypothetical potential gains from stock options granted in fiscal 2000. These hypothetical gains are based entirely on assumed annual growth rates of 5% and 10% in the value of our common stock price over the 10-year life of the stock options granted in 2000. These assumed rates of growth were selected by the Securities and Exchange Commission for illustrative purposes only and are not intended to predict future stock prices, which will depend upon market conditions and our future performance and prospects.

                                                                                          POTENTIAL REALIZABLE
                                                   % OF TOTAL                               VALUE AT ASSUMED
                                      NUMBER OF     OPTIONS                              ANNUAL RATES OF STOCK
                                      SECURITIES   GRANTED TO                              PRICE APPRECIATION
                                      UNDERLYING   EMPLOYEES    EXERCISE                   FOR OPTION TERM(3)
                                       OPTIONS     IN FISCAL      PRICE     EXPIRATION   ----------------------
                NAME                  GRANTED(1)    YEAR(2)     ($/SHARE)      DATE         5%          10%
                ----                  ----------   ----------   ---------   ----------   ---------   ----------
Aram H. Keith.......................         0           0%          --          --            --           --
Eric C. Nielsen.....................    20,000        11.2%       $4.38        2010       $55,100     $139,600
Gary C. Campanaro...................         0           0%          --          --            --           --
Jerry M. Brickman(4)................         0           0%          --          --            --           --

-------------------------
(1) Options vest 20% annually over five years.

(2) Based on options to purchase 178,150 shares granted to our employees during the fiscal year ended December 31, 2000.

(3) Calculated using the potential realizable value of each grant.

(4) On January 5, 2001, Mr. Brickman ceased being an employee of our company.

AGGREGATED OPTION EXERCISES AND FISCAL YEAR-END OPTION VALUES

The following table sets forth certain information regarding stock options exercised by the executive officers named in the summary compensation table in this prospectus during the fiscal year ended December 31, 2000, as well as the number of exercisable and unexercisable in-the-money stock options and their values at fiscal year-end. An option is in-the-money if the fair market value for the underlying securities exceeds the exercise price of the option.

                                                                    NUMBER OF             VALUE OF UNEXERCISED
                                     SHARES                    UNEXERCISED OPTIONS        IN-THE-MONEY OPTIONS
                                    ACQUIRED      VALUE       AT DECEMBER 31, 2000       AT DECEMBER 31, 2000(1)
                                   ON EXERCISE   REALIZED   EXERCISABLE/UNEXERCISABLE   EXERCISABLE/UNEXERCISABLE
                                   -----------   --------   -------------------------   -------------------------
Aram H. Keith....................       0           0                0                         $0/$0
Eric C. Nielsen..................       0           0             32,593/24,444             $172,743/$95,953
Gary C. Campanaro................       0           0             11,111/16,667             $ 58,888/$88,335
Jerry M. Brickman(2).............       0           0             19,260/ 2,962             $102,078/$15,699

-------------------------
(1) Based on the last reported sale price of underlying securities ($8.00) on December 29, 2000 (the last trading day during 2000) as reported by Nasdaq, minus the exercise price of the options.

(2) On January 5, 2001, Mr. Brickman ceased being an employee of our company.

CHANGE IN CONTROL AGREEMENTS

In March 2001, our board of directors approved change in control agreements with Aram H. Keith, our chief executive officer and chairman of the board, Eric C. Nielsen, our president and chief operating officer, and Gary C. Campanaro, our chief financial officer and secretary. These agreements provide for severance payments to these executive officers in certain circumstances following a change in control of our company. Specifically, the change in control agreements provide that if the executive officer's employment with us terminates as a result of an involuntary or constructive termination (as these terms are defined in the agreements) at any time within two years following a change in control, the executive officer will receive a one-time payment, equal to two times the executive officer's highest annual level of total cash compensation (including any and all bonus amounts) paid by us to that executive officer during any one of the three consecutive calendar years (inclusive of the year of termination) immediately prior to termination. The level of annual cash compensation for the year in which a termination occurs will include any bonus amounts which the executive officer is eligible to receive during the year of termination, whether or not such bonus was earned by the executive officer. In addition, any unvested options previously granted to the executive officer will immediately vest and become exercisable as of the date of termination. Under these change in control agreements, for a two-year period following the termination, the executive officer is also entitled to receive continuing health coverage at a level commensurate to the coverage provided by us to the executive officer immediately prior to the change in control; all other benefits under welfare benefit plans, practices, policies and programs provided or offered by us, including, medical, dental, prescription, disability, employee life, group life, accidental death and travel accident insurance plans and programs; fringe benefits; and a reasonable level of outplacement services selected by the executive officer.

Under the change in control agreements, a "change in control" means the occurrence of any of the following events: (1) other than Aram Keith or his family members and affiliates, a person becomes the beneficial owner of 20% or more of the total voting power of our then outstanding voting securities, (2) a change in the composition of our board of directors occurs within a two-year period as a result of which fewer than a majority of the directors are directors who were serving on our board at the beginning of such two-year period unless the election of each director who was not a director at the beginning of such period has been approved in advance by directors representing at least two-thirds of the directors then on the board who were directors at the beginning of the period, (3) the consummation of a merger or consolidation of our company in which we do not survive as an independent public company, or (4) our business or businesses for which the executive officer's services are principally performed are disposed of by us under a partial or complete liquidation of our company, a sale of assets (including stock of a subsidiary), or otherwise.

Under these change in control agreements, the executive officer is also entitled to receive a payment by us to offset any excise tax under the excess parachute payment provisions of Section 4999 of the Internal Revenue Code of 1986, as amended, or the Code, that has been levied against the executive officer for payments that we have made to, or for the benefit of that executive officer (whether or not such payments are made pursuant to the executive officer's change in control agreement). The payment by us will be "grossed up" so that after the executive officer pays all taxes (including any interest or penalties with respect to such taxes) on the payment, the executive officer will retain an amount of the payment equal to the excise tax imposed.

STOCK OPTION PLANS

On March 13, 2001, our board of directors adopted, subject to the approval of our shareholders, an Amended and Restated 1994 Stock Incentive Plan. The plan is administered by our compensation committee, which has discretion and authority, consistent with the provisions of the plan, to determine which eligible participants will receive options, the time when options will be granted, the terms of options granted and the number of shares which will be issuable upon exercise of options.

Our plan provides for the granting of "incentive stock options" within the meaning of Section 422 of the Code, nonqualified options and rights to purchase shares of common stock. Under the plan, options and purchase rights covering an aggregate of 1,600,000 shares of our common stock may be granted, in each case to officers, directors, key employees and consultants of TKCI and its subsidiaries, except that incentive stock options may not be granted to nonemployee directors or nonemployee consultants. The exercise price of incentive stock options must not be less than the fair market value of a share of common stock on the date the option is granted and must not be less than 110% with respect to optionees who own at least 10% of our outstanding common stock. Our compensation committee has the authority to determine the time or times at which options granted under the plan become exercisable, provided that options expire no later than ten years from the date of grant, or five years with respect to incentive stock options held by optionees who own at least 10% of our outstanding common stock.

Options are nontransferable, other than by will and the laws of descent and distribution, and generally may be exercised only by an employee while employed by TKCI. The plan terminates in March 2011. As of April 30, 2001, options to purchase 775,895 shares of common stock were outstanding under the plan.

In September 2000, we made an offer to our option holders which gave them a one-time election to have us cancel their options as of September 30, 2000 and to receive new options covering the same number of shares at an option exercise price equal to market value on a date six months and one day later. Prior to the expiration of the six month and one day period, the Securities and Exchange Commission stated its position regarding the regulatory treatment of such offers. Based on that position and consultation with our legal counsel, we concluded that the attempt by us to cancel the options was ineffective and the participants continue to hold their original options.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our amended and restated articles of incorporation provide that the liability of our directors for monetary damages shall be eliminated to the fullest extent permissible under California law. This is intended to eliminate the personal liability of a director for monetary damages in an action brought by or in the right of our company for breach of a director's duties to us or to our shareholders except for liability for:

     - acts or omissions that involve intentional misconduct or a knowing and culpable violation of law;

     - acts or omissions that a director believes to be contrary to the best interests of our company or our shareholders or that involve the absence of good faith on the part of the director;

     - any transaction for which a director derived an improper personal benefit;

     - acts or omission that show a reckless disregard for the director's duty to our shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing his or her duties, of a risk of serious injury to us or our shareholders;

     - acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to us or our shareholders; and

     - engaging in transactions described in the California Corporations Code or California case law which result in liability, or approving the same kinds of transactions.

Our amended and restated articles of incorporation also provide that we are authorized to provide indemnification to our officers and directors in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code. Our amended and restated bylaws provide for indemnification of our officers, directors, employees, and other agents to the extent and under the circumstances permitted by California law.

We have entered into agreements to indemnify our directors and executive officers in addition to the indemnification provided for in our amended and restated articles of incorporation and amended and restated bylaws. Among other things, these agreements provide that we will indemnify, under appropriate circumstances, each of our directors and executive officers for expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by that person in any action or proceeding, including any action by or in the right of our company, on account of services provided as a director or executive officer of us, or as a director or executive officer of any other company or enterprise to which the person provides services at our request.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In August 1998, the holders of all of the outstanding shares of Keith Engineering common stock contributed their shares to TKCI as a contribution to capital. In consideration of this contribution, we issued to the contributing shareholders, one share of TKCI common stock for each share of Keith Engineering stock contributed. Aram H. Keith, through the Aram H. Keith and Margie R. Keith Trust, acquired 738,889 shares of TKCI common stock. Floyd S. Reid, as trustee of the Floyd S. Reid and Ruth L. Reid Family Trust dated March 30, 1990, acquired 351,852 shares of TKCI common stock. Mr. Keith is our chief executive officer and chairman of the board, and Mr. Reid is a former director and executive officer of our company and remains a principal shareholder.

                       PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock as of April 30, 2001 and as adjusted to reflect the sale of common stock offered in this offering, by:

     - each person known by us to own beneficially more than 5% of the outstanding shares of our common stock;

     -   each of our directors;

     - each of the executive officers named in the summary compensation table contained in this prospectus;

     -   each selling shareholder; and

     -   all of our directors and executive officers as a group.

Percentage of shares owned is based on 5,405,784 shares of common stock outstanding as of April 30, 2001, and 7,155,784 shares outstanding after this offering, assuming that the underwriters' over-allotment option is not exercised.

Beneficial ownership is calculated based on requirements of the Securities and Exchange Commission. All shares of our common stock subject to options currently exercisable or exercisable within 60 days after April 30, 2001 are deemed to be outstanding for the purpose of computing the percentage of ownership of the person holding the options, but are not deemed to be outstanding for computing the percentage of ownership of any other person.

Unless otherwise indicated below, each shareholder named in the table has sole or shared voting and investment power with respect to all shares beneficially owned, subject to applicable community property laws. The address of each of the following shareholders is c/o The Keith Companies, Inc., 2955 Red Hill Avenue, Costa Mesa, California 92626.

                                               SHARES BENEFICIALLY      NUMBER OF   SHARES BENEFICIALLY
                                             OWNED PRIOR TO OFFERING     SHARES     OWNED AFTER OFFERING
                                             ------------------------     BEING     --------------------
         NAME OF BENEFICIAL OWNER              NUMBER        PERCENT     OFFERED     NUMBER      PERCENT
         ------------------------            -----------    ---------   ---------   ---------    -------
Aram H. Keith..............................   1,624,420(1)    29.9%      150,000    1,474,420     20.6%
Walter W. Cruttenden, III..................     408,837        7.6%       60,000      348,837      4.9%
Floyd S. Reid..............................     402,944(2)     7.5%            0      402,944      5.6%
E*Capital Corporation and related
  parties..................................     295,700(3)     5.5%            0      295,700      4.1%
Gary C. Campanaro..........................      51,667(4)       *        20,000       31,667        *
Eric C. Nielsen............................      41,815(5)       *        20,000       21,815        *
Jerry M. Brickman(6).......................      30,371          *             0       30,371        *
George Deukmejian..........................       8,907(7)       *             0        8,907        *
Christine Diemer Iger......................       7,407(8)       *             0        7,407        *
All directors and executive officers as a
  group (6 persons)........................   2,143,053       39.1%      250,000    1,893,053     26.2%

-------------------------
 *  Less than 1% of our outstanding common stock.

(1) Includes 1,606,020 shares and 18,400 shares underlying options.

(2) Amount shown does not include 56,870 shares owned by Mr. Reid's daughter and granddaughter who reside with Mr. Reid. Mr. Reid expressly disclaims beneficial ownership of these shares.

(3) E*Capital Corporation is the parent of Wedbush Morgan Securities, Inc. Includes 236,600 shares owned by E*Capital Corporation, 31,600 shares owned Edward W. Wedbush, the chairman of E*Capital Corporation and the president of Wedbush Morgan Securities Inc. and 27,500 shares owned by WMS PS Retirement Plan, the employee retirement plan for the employees of Wedbush Morgan Securities Inc. Mr. Wedbush owns a majority of the outstanding shares of E*Capital Corporation. Accordingly, Mr. Wedbush may be deemed the beneficial owner of our shares that are owned by E*Capital Corporation. However, beneficial ownership of our shares which are owned by E*Capital Corporation is disclaimed by Mr. Wedbush.

(4) Includes 28,518 shares and 23,149 shares underlying options.

(5) Includes 20,000 shares and 21,815 shares underlying options.

(6) On January 5, 2001, Mr. Brickman ceased being an employee of our company.

(7) Includes 1,500 shares held by a defined benefit pension plan of which Mr. Deukmejian is the trustee and sole participant and 7,407 shares underlying options.

(8) Consists solely of shares underlying options.

                          DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 100,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share. The following description of our capital stock does not purport to be complete and is subject to and qualified in its entirety by our amended and restated articles of incorporation, our amended and restated bylaws and the provisions of applicable California law.

COMMON STOCK

The holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available therefor at times and in amounts as the board of directors may, from time to time, determine, subordinate to any preferences which may be granted to the holders of preferred stock and to some restrictions on the payment of dividends contained in our credit agreement with our bank. Holders of common stock are entitled to one vote per share on all matters on which the holders of common stock are entitled to vote. The holders of our common stock are entitled to cumulative voting rights with respect to the election of directors so long as at least one shareholder has given notice at the meeting of shareholders prior to the voting of that shareholder's desire to cumulate votes. Under cumulative voting, each shareholder may give any one candidate whose name is placed in nomination prior to the commencement of voting, a number of votes equal to the number of directors to be elected, multiplied by the number of votes to which the shareholder's shares are normally entitled, or distribute the number of votes among as many candidates, in whatever proportions, as the shareholder sees fit. The effect of cumulative voting is that the holders of a majority of the outstanding shares of our common stock may not be able to elect all of our directors. Our common stock is not entitled to preemptive rights and may not be redeemed or converted, except as may be provided by agreement. Upon the liquidation, dissolution or winding-up of our company, the assets legally available for distribution to shareholders are divided among the holders of the common stock in proportion to the number of shares of common stock held by each of them, after the payment of all of our debts and liabilities and the rights of any outstanding class or series of preferred stock to have priority to distributed assets. All outstanding shares of our common stock are, and the shares of common stock to be issued in this offering will be, when issued and delivered, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subordinate to any series of preferred stock that we may issue in the future. As of April 30, 2001, there were 5,405,784 shares of common stock outstanding. As of March 23, 2001, there were approximately 56 holders of record and 4,536 beneficial owners of our common stock. Upon completion of this offering, there will be approximately 7,155,784 shares of our common stock outstanding. There are 1,600,000 shares of common stock currently reserved for issuance under our Amended and Restated 1994 Stock Incentive Plan, which is subject to shareholder approval, of which 775,895 shares are issuable upon exercise of outstanding options.

PREFERRED STOCK

Preferred stock may be issued from time to time in one or more series, and our board of directors, without action by the holders of our common stock, may fix or alter the voting rights, redemption provisions, dividend rights, dividend rates, claims to our assets superior to those of holders of our common stock, conversion rights and any other rights, preferences, privileges and restrictions of any wholly unissued series of preferred stock. The board of directors, without shareholder approval, can issue shares of preferred stock with rights that could adversely affect the rights of the holders of common stock. No shares of preferred stock are presently outstanding, and we have no plans to issue any preferred shares. The issuance of shares of preferred stock could adversely affect the voting power of the holders of common stock and could have the effect of making it more difficult for a third party to acquire, or could discourage or delay a third party from acquiring, a majority of our outstanding stock.

TRANSFER AGENT AND REGISTRAR

The stock transfer agent and registrar for our common stock is U.S. Stock Transfer Corporation.

                        SHARES ELIGIBLE FOR FUTURE SALE

The sale of a substantial amount of our common stock, including shares issued upon exercise of outstanding options, in the public market after this offering could adversely affect the prevailing market price of our common stock.

As of April 30, 2001, we had 5,405,784 shares of common stock outstanding. Upon completion of this offering, we will have 7,155,784 shares of common stock outstanding. All of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless held by an affiliate of our company within the meaning of Rule 144 adopted under the Securities Act. Sales by any affiliate would be limited by the resale limitations of Rule 144. In connection with this offering, our executive officers, directors and certain other shareholders, who will hold, in the aggregate, approximately 2,760,000 outstanding shares upon completion of this offering, have agreed not to sell or transfer any common stock for 180 days after the date of this prospectus without first obtaining the written consent of Wedbush Morgan Securities Inc.

The shares of our outstanding common stock that are not registered in this offering or in our initial public offering will be "restricted securities" within the meaning of Rule 144 under the Securities Act and may not be sold in the absence of a registration under the Securities Act unless an exemption from registration is available, including an exemption contained in Rule 144. In general, under Rule 144 as currently in effect, any person who has beneficially owned restricted securities, as that term is defined in Rule 144, for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the then outstanding shares of our common stock, or the average weekly trading volume in our common stock during the four calendar weeks preceding the sale, provided that public information about us, as required by Rule 144, is then available and the seller complies with the manner of sale and notification requirements of the rule. A person who is not an affiliate and has not been an affiliate within three months prior to the sale and has, together with any previous owners who were not affiliates, beneficially owned restricted securities for at least two years is entitled to sell those shares under Rule 144(k) without regard to any of the volume limitations described above.

On July 16, 1999, we filed a registration statement on Form S-8 with the Securities and Exchange Commission to register the issuance of 1,111,111 shares of our common stock issuable upon exercise of options granted under our Amended and Restated 1994 Stock Incentive Plan. Upon issuance, all of these shares will be freely tradable without restriction or further registration under the Securities Act except to the extent purchased by one of our affiliates. On March 13, 2001, our board of directors adopted a new Amended and Restated 1994 Stock Incentive Plan which, among other things, increases the number of shares subject to the plan from 1,111,111 shares of common stock to 1,600,000 shares of common stock. We will seek shareholder approval of this Amended and Restated 1994 Stock Incentive Plan at our annual meeting of shareholders to be held in May 2001. Assuming that we obtain shareholder approval, we intend to register the issuance of the additional 488,889 shares of our common stock issuable upon exercise of options granted under the new Amended and Restated 1994 Stock Incentive Plan on a registration statement on Form S-8.

We are obligated to issue in the future, shares of unregistered common stock with an aggregate market value of $1,700,000, subject to adjustment, in connection with our acquisitions of Crosby, Mead, Benton & Associates and Hook & Associates Engineering, Inc.

No predictions can be made of the effect, if any, that future sales of shares of our common stock, and grants of options and warrants to acquire shares of our common stock, or the availability of shares for future sale, will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of common stock in the public market, or the perception that these sales could occur, could adversely affect the prevailing market prices of our common stock.

                                  UNDERWRITING

Under the terms and subject to the conditions of an underwriting agreement, the underwriters named below, acting through their representatives, Wedbush Morgan Securities Inc. and Janney Montgomery Scott LLC, each severally has agreed to purchase from us and the selling shareholders, the number of shares of common stock shown opposite their names below at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. Other than the shares covered by the over-allotment option, the underwriters are obligated to purchase and accept delivery of all of the shares of common stock if any are purchased.

                        UNDERWRITERS                          NUMBER OF SHARES
                        ------------                          ----------------
Wedbush Morgan Securities Inc...............................       780,000
Janney Montgomery Scott LLC.................................       780,000
A.G. Edwards & Sons, Inc....................................        50,000
C.E. Unterberg, Towbin......................................        50,000
CIBC World Markets Corp. ...................................        50,000
UBS Warburg LLC.............................................        50,000
SG Cowen Securities Corp. ..................................        50,000
Thomas Weisel Partners LLC..................................        50,000
Crowell, Weedon & Co. ......................................        20,000
Friedman, Billings, Ramsey & Co., Inc. .....................        20,000
Stifel, Nicolaus & Company Incorporated.....................        20,000
The Seidler Companies Incorporated..........................        20,000
Tucker Anthony Incorporated.................................        20,000
Wells Fargo Van Kasper, LLC.................................        20,000
W.R. Hambrecht + Co., LLC...................................        20,000
                                                                 ---------
     Total..................................................     2,000,000
                                                                 =========

The underwriters propose initially to offer the shares of common stock in part directly to the public at the public offering price shown on the cover page of this prospectus and in part to dealers, including the underwriters, at this price less a discount not in excess of $0.56 per share. The underwriters may allow, and these dealers may re-allow other dealers, a discount not in excess of $0.21 per share. After this offering, the public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction shall change the amount of proceeds to be received by us and the selling shareholders as set forth on the cover page of this prospectus. The common stock is offered by the underwriters as stated in this prospectus, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

                                                                               TOTAL
                                                                  -------------------------------
                                                                     WITHOUT            WITH
                                                      PER SHARE   OVER-ALLOTMENT   OVER-ALLOTMENT
                                                      ---------   --------------   --------------
Underwriting discounts and commissions payable by
  us................................................    $0.99       $1,732,500       $1,881,000
Underwriting discounts and commissions payable by
  the selling shareholders..........................    $0.99       $  247,500       $  396,000

We estimate that expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $635,000.

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters of this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distribution will be made by the representatives on the same basis as other allocations.

A prospectus in electronic format is being made available on an Internet web site maintained by E InvestmentBank, an affiliate of Wedbush Morgan Securities Inc. The underwriters may allocate a number of shares to E InvestmentBank for sale to online brokerage account holders. These online brokerage account holders will have the opportunity to purchase shares using the Internet in accordance with procedures established by E InvestmentBank.

OVER-ALLOTMENT

We and two selling shareholders, Aram H. Keith and Walter W. Cruttenden, III, have granted the underwriters an option, exercisable within 45 days after the date of this prospectus, to purchase up to an aggregate of 300,000 additional shares of common stock at the public offering price less the underwriting discounts and commissions. We anticipate that one-half of the shares subject to the over-allotment option will be sold by us and the other half will be sold by those two selling shareholders. If the entire over-allotment option is exercised, we anticipate Mr. Keith will sell 110,000 shares and Mr. Cruttenden will sell 40,000 shares to cover one-half of this option. The underwriters may exercise this option solely to cover over-allotments, if any, made in this offering. If the underwriters exercise this option, each underwriter will purchase shares in approximately the same proportion as indicated in the table above. If purchased, these additional shares will be sold by the underwriters on the same terms as those on which the shares offered hereby are being sold. We and certain of the selling shareholders will be obligated, pursuant to the over-allotment option, to sell shares to the underwriters to the extent the over-allotment option is exercised.

INDEMNITY

In the underwriting agreement, we and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches or representations and warranties contained in the underwriting agreement.

SALES TO DISCRETIONARY ACCOUNTS

The underwriters have informed us that they do not intend to confirm sales to accounts over which they exercise discretionary authority.

FUTURE SALES

We have agreed, along with our executive officers, directors and certain existing shareholders, not to offer, pledge, sell, hedge or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock for a period of 180 days from the date of this prospectus.

Transfers or dispositions can be made sooner, however, with the prior written consent of Wedbush Morgan Securities Inc. Their consent may be given at any time without public notice. In making such a determination, Wedbush Morgan Securities Inc. would consider prevailing market factors and conditions at the time of receipt of a request for release from the 180-day restriction period. Specifically, Wedbush Morgan Securities Inc. would consider in evaluating such a request, factors such as average trading volume, recent price trends and the need for additional public float in the market for our common stock.

OFFERS IN OTHER JURISDICTIONS

Neither we nor the underwriters have taken any action that would permit a public offering of the shares of common stock offered by this prospectus in any jurisdiction where action for that purpose is required, other than the United States. The shares of common stock offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements related to the offer and sale of these shares of common stock be distributed or published, in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of these jurisdictions. This prospectus is not an offer to sell or a solicitation of an offer to buy any shares of common stock offered hereby in any jurisdiction in which such an offer or solicitation is unlawful.

STABILIZATION

In connection with this offering, the underwriters purchase and sell shares of common stock in the open market in connection with transactions intended to stabilize the price of the common stock. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales in accordance with Regulation M under the Securities Exchange Act of 1934, as amended.

Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

The representatives may impose a penalty bid on underwriters. This means that to the extent the representatives purchase in the open market shares of our common stock sold in this offering to reduce the underwriters' short position or to stabilize the price of our common stock, they have the option to reduce the aggregate selling concession paid or payable to each syndicate member by the amount of the selling concession attributable to the portion of the repurchased shares sold in the offering by the syndicate member while such short covering or stabilizing activities are ongoing. To reduce the likelihood of the imposition of a penalty bid, underwriters, in determining how to allocate shares in the offering, may take into consideration the history of investors who have quickly sold their shares in prior offerings. The imposition of a penalty bid may discourage the immediate resale of shares sold in this offering.

These activities may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may discontinue any of these activities at any time.

SYNDICATE SHORT SALES

In connection with the offering, the underwriters may make short sales of the issuer's shares and may purchase the issuer's shares on the open market to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. The lead underwriter may, in its sole discretion, establish a syndicate short position. There is no contractual limit on the size of the syndicate short position. The underwriters will deliver a prospectus in connection with these short sales. Purchasers of shares sold short by the underwriters are entitled to the same remedies under the federal securities laws as any other purchaser of shares covered by the registration statement of which this prospectus forms a part.

"Covered" short sales are sales made in an amount not greater than the underwriters' over-allotment option to purchase additional shares in this offering. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

"Naked" short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our stock or preventing or retarding a decline in the market price of our stock. As a result, the price of the our stock may be higher than the price that might otherwise exist in the open market.

PASSIVE MARKET MAKING

In connection with this offering and before the commencement of offers or sales of the common stock, certain underwriters who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, as amended, during the business day prior to the pricing of the offering. Passive market makers must comply with applicable volume and price limitations and must be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker's bid, however, the bid must then be lowered when certain purchase limits are exceeded.

                                 LEGAL MATTERS

The validity of the shares of common stock offered by us will be passed upon for us by Rutan & Tucker, LLP, Costa Mesa, California which has acted as our counsel in connection with this offering. Certain matters will be passed upon for the underwriters by Akin, Gump, Strauss, Hauer & Feld, LLP, Los Angeles.

                                    EXPERTS

The consolidated financial statements of The Keith Companies, Inc. and subsidiaries as of December 31, 1999 and 2000, and for each of the years in the three-year period ended December 31, 2000, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission, Washington, D.C. 20549, a registration statement on Form S-1 under the Securities Act, and the rules and regulations enacted under its authority, with respect to the common stock offered in this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete, and in each instance, reference is made to the full text of the contract or other document which is filed as an exhibit to the registration statement. Each statement concerning a contract or document which is filed as an exhibit should be read along with the entire contract or document. For further information regarding us and the common stock offered in this prospectus, reference is made to this registration statement and its exhibits and schedules. The registration statement, including its exhibits and schedules, may be inspected without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048 and at Citicorp Center, 50 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of these documents may be obtained from the Commission at its principal office in Washington, D.C. upon the payment of the charges prescribed by the Commission.

The Commission maintains a web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission. The Commission's address on the World Wide Web is http://www.sec.gov.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Independent Auditors' Report................................  F-2
Consolidated Balance Sheets as of December 31, 1999 and
  2000......................................................  F-3
Consolidated Statements of Income for the years ended
  December 31, 1998, 1999 and 2000..........................  F-4
Consolidated Statements of Shareholders' Equity (Deficit)
  for the years ended December 31, 1998, 1999 and 2000......  F-5
Consolidated Statements of Cash Flows for the years ended
  December 31, 1998, 1999 and 2000..........................  F-6
Notes to Consolidated Financial Statements..................  F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
The Keith Companies, Inc.:

We have audited the accompanying consolidated balance sheets of The Keith Companies, Inc. and subsidiaries (Note 1) as of December 31, 1999 and 2000, and the related consolidated statements of income, shareholders' equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Keith Companies, Inc. and subsidiaries as of December 31, 1999 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

                                          KPMG LLP

Orange County, California
February 14, 2001, except as to the second paragraph of Note 17, which is as of March 22, 2001, and as to the fourth paragraph of Note 9, which is as of April 2, 2001

                   THE KEITH COMPANIES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                    DECEMBER 31,
                                                              -------------------------
                                                                 1999          2000
                                                              -----------   -----------
                           ASSETS
Current assets:
  Cash and cash equivalents.................................  $ 1,569,000   $ 1,043,000
  Contracts and trade receivables, net of allowance for
     doubtful accounts of $612,000 and $1,166,000 at
     December 31, 1999 and 2000, respectively...............    7,176,000    12,089,000
  Other receivables.........................................       86,000       211,000
  Costs and estimated earnings in excess of billings........    5,037,000     6,334,000
  Prepaid expenses and other current assets.................      415,000       555,000
                                                              -----------   -----------
          Total current assets..............................   14,283,000    20,232,000
Equipment and leasehold improvements, net...................    4,536,000     4,713,000
Goodwill, net of accumulated amortization of $109,000 and
  $329,000 at December 31, 1999 and 2000, respectively......    4,678,000     8,128,000
Other assets................................................      164,000       239,000
                                                              -----------   -----------
          Total assets......................................  $23,661,000   $33,312,000
                                                              ===========   ===========
            LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Line of credit............................................  $        --   $ 2,025,000
  Current portion of long-term debt and capital lease
     obligations............................................    1,292,000     3,359,000
  Trade accounts payable....................................    1,048,000     1,689,000
  Accrued employee compensation.............................    2,342,000     2,467,000
  Current portion of deferred tax liabilities...............    1,102,000     1,541,000
  Other accrued liabilities.................................      734,000       807,000
  Billings in excess of costs and estimated earnings........      552,000     1,001,000
                                                              -----------   -----------
          Total current liabilities.........................    7,070,000    12,889,000
Long-term debt, line of credit and capital lease
  obligations, less current portion.........................    3,543,000       361,000
Issuable common stock.......................................           --     1,000,000
Deferred tax liabilities....................................       64,000       719,000
Accrued rent................................................      148,000       104,000
                                                              -----------   -----------
          Total liabilities.................................   10,825,000    15,073,000
                                                              -----------   -----------
Shareholders' equity:
  Preferred stock, $0.001 par value. Authorized 5,000,000
     shares; no shares issued or outstanding................           --            --
  Common stock, $0.001 par value. Authorized 100,000,000
     shares in 1999 and 2000; issued and outstanding
     4,972,624 and 5,115,882 shares in 1999 and 2000,
     respectively...........................................        5,000         5,000
  Additional paid-in capital................................   11,770,000    12,453,000
  Retained earnings.........................................    1,061,000     5,781,000
                                                              -----------   -----------
          Total shareholders' equity........................   12,836,000    18,239,000
                                                              -----------   -----------
Commitments and contingencies (Notes 4, 7, 9, and 16)
          Total liabilities and shareholders' equity........  $23,661,000   $33,312,000
                                                              ===========   ===========

          See accompanying notes to consolidated financial statements.

                   THE KEITH COMPANIES, INC. AND SUBSIDIARIES

                   CONSOLIDATED STATEMENTS OF INCOME (NOTE 1)

                                                                 YEARS ENDED DECEMBER 31,
                                                          ---------------------------------------
                                                             1998          1999          2000
                                                          -----------   -----------   -----------
Gross revenue...........................................  $34,021,000   $43,084,000   $57,835,000
Subcontractor costs.....................................    4,839,000     3,448,000     4,454,000
                                                          -----------   -----------   -----------
  Net revenue...........................................   29,182,000    39,636,000    53,381,000
Costs of revenue........................................   19,287,000    26,987,000    34,362,000
                                                          -----------   -----------   -----------
  Gross profit..........................................    9,895,000    12,649,000    19,019,000
Selling, general and administrative expenses............    5,858,000     8,343,000    10,834,000
                                                          -----------   -----------   -----------
  Income from operations................................    4,037,000     4,306,000     8,185,000
Interest expense........................................      967,000       807,000       341,000
Other expenses (income), net............................       66,000        16,000       (75,000)
                                                          -----------   -----------   -----------
  Income before provision for income taxes..............    3,004,000     3,483,000     7,919,000
Provision for income taxes..............................    1,350,000     1,466,000     3,199,000
                                                          -----------   -----------   -----------
  Net income............................................    1,654,000     2,017,000     4,720,000
Reversal (accretion) of redeemable securities to
  redemption value, net.................................     (230,000)      230,000            --
                                                          -----------   -----------   -----------
  Net income available to common shareholders...........  $ 1,424,000   $ 2,247,000   $ 4,720,000
                                                          ===========   ===========   ===========
Earnings per share data:
  Basic.................................................  $      0.41   $      0.53   $      0.95
                                                          ===========   ===========   ===========
  Diluted...............................................  $      0.39   $      0.50   $      0.89
                                                          ===========   ===========   ===========
Weighted average number of shares outstanding:
  Basic.................................................    3,485,634     4,211,318     4,983,692
                                                          ===========   ===========   ===========
  Diluted...............................................    3,635,474     4,515,033     5,299,679
                                                          ===========   ===========   ===========

          See accompanying notes to consolidated financial statements.

                   THE KEITH COMPANIES, INC. AND SUBSIDIARIES

       CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT) (NOTE 1)

                                                                         RETAINED
                                                         ADDITIONAL      EARNINGS
                                    SHARES      COMMON     PAID-IN     (ACCUMULATED
                                  OUTSTANDING   STOCK      CAPITAL       DEFICIT)        TOTAL
                                  -----------   ------   -----------   ------------   -----------
Balance at December 31, 1997....   3,485,634    $3,000   $   882,000   $(2,610,000)   $(1,725,000)
Net income......................          --       --             --     1,654,000      1,654,000
Accretion of redeemable
  securities....................          --       --       (230,000)           --       (230,000)
                                   ---------    ------   -----------   -----------    -----------
Balance at December 31, 1998....   3,485,634    3,000        652,000      (956,000)      (301,000)
Issuance of common stock........   1,584,590    2,000     11,435,000            --     11,437,000
Net income......................          --       --             --     2,017,000      2,017,000
Repurchase of common stock......     (97,600)      --       (547,000)           --       (547,000)
Reversal of accretion of
  redeemable securities to
  redemption value, net.........          --       --        230,000            --        230,000
                                   ---------    ------   -----------   -----------    -----------
Balance at December 31, 1999....   4,972,624    5,000     11,770,000     1,061,000     12,836,000
Issuance of common stock........     170,258       --        819,000            --        819,000
Net income......................          --       --             --     4,720,000      4,720,000
Repurchase of common stock......     (27,000)      --       (136,000)           --       (136,000)
                                   ---------    ------   -----------   -----------    -----------
Balance at December 31, 2000....   5,115,882    $5,000   $12,453,000   $ 5,781,000    $18,239,000
                                   =========    ======   ===========   ===========    ===========

          See accompanying notes to consolidated financial statements.

                   THE KEITH COMPANIES, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF CASH FLOWS (NOTE 1)

                                                                 YEARS ENDED DECEMBER 31,
                                                          ---------------------------------------
                                                             1998          1999          2000
                                                          -----------   -----------   -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income..............................................  $ 1,654,000   $ 2,017,000   $ 4,720,000
Adjustments to reconcile net income to net cash provided
  by operating activities:
  Depreciation and amortization.........................      595,000     1,037,000     1,558,000
  Loss (gain) on sale of equipment......................      (29,000)        6,000        37,000
  Changes in operating assets and liabilities, net of
     effects from acquisitions:
       Contracts and trade receivables, net.............   (1,597,000)      659,000    (2,271,000)
       Other receivables................................     (134,000)      197,000      (107,000)
       Costs and estimated earnings in excess of
          billings......................................     (423,000)   (1,254,000)   (1,297,000)
       Prepaid expenses and other current assets........      250,000      (337,000)       38,000
       Deferred tax assets..............................    1,224,000       270,000            --
       Other assets.....................................       32,000       (29,000)       (4,000)
       Trade accounts payable and accrued liabilities...   (1,116,000)      308,000      (540,000)
       Accrued liabilities to related parties...........       69,000      (185,000)           --
       Billings in excess of costs and estimated
          earnings......................................     (187,000)      (33,000)      249,000
       Deferred tax liabilities.........................      348,000       818,000       629,000
                                                          -----------   -----------   -----------
          Net cash provided by operating activities.....      686,000     3,474,000     3,012,000
                                                          -----------   -----------   -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Net cash expended for acquisitions....................      (77,000)   (4,636,000)   (1,383,000)
  Additions to equipment and leasehold improvements.....     (835,000)   (1,225,000)   (1,341,000)
  Proceeds from sales of equipment......................      126,000        12,000         3,000
                                                          -----------   -----------   -----------
          Net cash used in investing activities.........     (786,000)   (5,849,000)   (2,721,000)
                                                          -----------   -----------   -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds (payments) from line of credit, net..........    1,534,000    (3,730,000)      651,000
  Principal payments on long-term debt and capital lease
     obligations, including current portion.............   (1,598,000)   (1,171,000)   (1,520,000)
  Borrowings on notes payable to related parties........      300,000            --            --
  Payments on notes payable to related parties..........     (144,000)   (2,401,000)           --
  Repurchase of common stock............................           --      (547,000)     (136,000)
  Payment of deferred offering costs....................     (122,000)   (1,114,000)           --
  Proceeds from issuance of common stock, net...........           --    12,450,000       188,000
                                                          -----------   -----------   -----------
          Net cash (used in) provided by financing
            activities..................................      (30,000)    3,487,000      (817,000)
                                                          -----------   -----------   -----------
  Net (decrease) increase in cash and cash
     equivalents........................................     (130,000)    1,112,000      (526,000)
  Cash and cash equivalents, beginning of year..........      587,000       457,000     1,569,000
                                                          -----------   -----------   -----------
  Cash and cash equivalents, end of year................  $   457,000   $ 1,569,000   $ 1,043,000
                                                          ===========   ===========   ===========

See supplemental cash flow information at Note 14.

          See accompanying notes to consolidated financial statements.

                   THE KEITH COMPANIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000

(1) ORGANIZATION AND BASIS OF PRESENTATION

The Keith Companies, Inc. (formerly The Keith Companies -- Inland Empire, Inc.) ("TKCI") was incorporated in the state of California in November 1986. Keith Engineering, Inc. ("KEI") was incorporated in the state of California in March 1983. In December 1997, TKCI acquired Engineering Services Incorporated, and its wholly-owned subsidiary Engineered Systems Integrated, Inc. (which was merged with Engineering Services Incorporated on August 1, 1998) (collectively, "ESI"). In December 1999, ESI, a wholly owned subsidiary of TKCI, was merged with and into TKCI. In August 1998, TKCI acquired John M. Tettemer and Associates, Inc. ("JMTA") which was subsequently merged with and into TKCI in December 2000. In July 1999, TKCI acquired substantially all of the assets and assumed substantially all of the liabilities of Thompson-Hysell, Inc. ("Thompson-Hysell"). In October 2000, TKCI acquired Crosby Mead Benton & Associates ("CMB").

TKCI and KEI have been under common management since inception. TKCI and KEI were under common control as a result of a contemporaneous written agreement dated July 1992 between their majority shareholders. This agreement provided for the shareholders to vote in concert and thus the majority shareholders became a common control group. On August 1, 1998, TKCI acquired all of the outstanding common stock of KEI (the "Reorganization") by a contribution to capital of TKCI by KEI's shareholders of all of the outstanding stock of KEI in exchange for the issuance by TKCI of an equal number of shares of its stock. On November 30, 1998, KEI, a wholly owned subsidiary of TKCI, was merged with and into TKCI, and its outstanding shares, all of which were then owned by TKCI, were cancelled as a result of the merger. The Reorganization was accounted for as a combination of affiliated entities under common control in a manner similar to a pooling-of-interests. Under this method, the assets, liabilities and equity of TKCI and KEI were carried over at their historical book values and their operations prior to the Reorganization have been recorded on a combined historical basis. The combination did not require any material adjustments to conform the accounting policies of the separate entities. As a result of the Reorganization, the accompanying financial statements include the consolidated assets, liabilities, equity and results of operations of TKCI, KEI, ESI and JMTA effective August 1, 1998 (see Note 2).

TKCI and its wholly-owned subsidiaries (the "Company") is a full service engineering and consulting services firm providing professional services on a wide range of projects pursuant to short- and long-term construction type contracts to both the real estate development, public works/infrastructure and communications industry and the industrial/energy industry. These services are rendered principally in California, Nevada and Utah.

                   THE KEITH COMPANIES, INC. AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000

The Company provides a full range of services from initial site acquisition studies through construction support services to clients operating in a variety of market sectors. The Company benefits from a diverse public and private client base including real estate developers, residential and commercial builders, architects, cities, counties, water districts, state and federal agencies, land owners, commercial retailers, energy providers and various manufacturers. The Company's professional staff provides a comprehensive menu of services that are needed to effectively manage, engineer and design infrastructure and state-of-the-art facilities.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of TKCI, KEI, ESI, JMTA and CMB (see Note 1). All material intercompany transactions and balances have been eliminated in consolidation.

   CASH AND CASH EQUIVALENTS

Cash equivalents are comprised of highly liquid debt instruments with maturities of three months or less when purchased. The Company invests its excess cash in a money market mutual fund, which consists of a portfolio of short-term money market instruments. All of the Company's excess cash is with one financial institution and, therefore, may be subject to certain concentration of credit risks.

   REVENUE AND COST RECOGNITION ON ENGINEERING CONTRACTS

The Company enters into fixed fee contracts and contracts that provide for fees on a time-and-materials basis, most of which have not-to-exceed provisions. Contracts typically vary in length between six months and three years. However, many contracts are for small increments of work, which can be completed in less than six months. Revenue is recognized on the percentage of completion method of accounting based on the proportion of actual contract costs incurred to total estimated contract costs. Management considers costs incurred to be the best available measure of progress on the contracts.

In the course of providing its services, the Company sometimes subcontracts for various services like landscape architecture, architecture, geotechnical engineering, structural engineering, traffic engineering, and aerial photography. These costs are included in the billings to the clients and, in accordance with industry practice, are included in the Company's gross revenue. Because subcontractor services can change significantly from project to project, changes in gross revenue may not be indicative of business trends. Accordingly, the Company also reports net revenue, which is gross revenue less subcontractor costs.

                   THE KEITH COMPANIES, INC. AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000

Costs of revenue include labor, nonreimbursable subcontract costs, materials and some direct and indirect overhead costs like rent, utilities and depreciation. General and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which the losses are determined. Changes in job performance, job conditions and estimated profitability, including final contract settlements, may result in revisions to costs and income and are recognized in the period in which the revisions are determined. Additional revenue resulting from requests for additional work due to changes in the scope of engineering services to be rendered, are included in revenue when realization is probable and can be estimated with reasonable certainty.

Costs and estimated earnings in excess of billings represents revenue recognized in excess of amounts billed on the respective uncompleted engineering contracts. Billings in excess of costs and estimated earnings represents amounts billed in excess of revenue recognized on the respective uncompleted contracts.

At December 31, 1999 and 2000, the Company had no significant amounts included in contracts and trade receivables or trade accounts payable representing amounts retained pending contract or subcontract completion.

   EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Equipment and leasehold improvements are stated at cost or, in the case of leased assets, the lesser of the present value of future minimum lease payments or fair value. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets, or, in the case of capital leased assets, over the lease term if shorter, as follows:

Equipment..............................................  3 to 10 years
Leasehold improvements.................................  1 to 10 years

When assets are sold or otherwise retired, the related cost and accumulated depreciation are removed from the accounts and the resulting gain or loss is included in other expenses, net in the accompanying consolidated statements of income.

   INCOME TAXES

Prior to August 1, 1998, KEI, with the consent of its shareholders, elected to be taxed as an S corporation under the Internal Revenue Code of 1986, as amended. As an S corporation, corporate income or loss flowed through to the shareholders who were responsible for including the income, deductions, losses and credits in their individual income tax returns. Accordingly, prior to August 1, 1998, no provision for federal or state income taxes for KEI was included in the accompanying consolidated financial statements, except for California income taxes at the greater of $800 or the S corporation rate of 1.5% of taxable income. As a result of the Reorganization, KEI no

                   THE KEITH COMPANIES, INC. AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000

longer qualified to be taxed as an S corporation and effective August 1, 1998, its operations were included in the consolidated C corporation tax return of the Company.

The Company accounts for income taxes under the asset and liability method in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," which requires recognition of deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

   GOODWILL

Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is amortized on a straight-line basis over the expected periods to be benefited, generally 25 years. The Company assesses the recoverability of goodwill by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved.

Amortization expense related to goodwill totaled $10,000, $99,000 and $220,000 for the years ended December 31, 1998, 1999 and 2000, respectively.

   STOCK OPTIONS

The Company accounts for its stock options in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. SFAS No. 123, "Accounting for Stock Based Compensation," permits entities to recognize the fair value of all stock-based awards on the date of grant as expense over the vesting period. Alternatively, SFAS No. 123 allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

                   THE KEITH COMPANIES, INC. AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000

   STOCK SPLIT

On April 23, 1999, the board of directors authorized a 2.70-for-1 reverse split of TKCI's common stock, effective April 26, 1999. All share amounts in the accompanying consolidated financial statements (except for shares of authorized common stock) have been restated to give effect to the stock split.

   PAR VALUE

On June 22, 1999, TKCI established a par value for its common and preferred stock of $0.001 per share. Prior to this date, the Company's common and preferred stock had no par value. All amounts in the accompanying consolidated financial statements have been restated to give effect to the $0.001 per share par value.

   EARNINGS PER SHARE

Basic earnings per share ("EPS") is computed by dividing net income available to common shareholders during the period by the weighted average number of common shares outstanding during each period. Diluted EPS is computed by dividing net income available to common shareholders during the period by the weighted average number of shares that would have been outstanding assuming the issuance of common shares for all dilutive potential common shares outstanding during the reporting period, net of shares assumed to be repurchased using the treasury stock method.

The following is a reconciliation of the denominator for the basic EPS computation to the denominator of the diluted EPS computation. Net income available to common shareholders is used in the basic and diluted EPS calculations as the assumed impact of the redeemable securities would be anti-dilutive.

                                                            YEARS ENDED DECEMBER 31,
                                                        ---------------------------------
                                                          1998        1999        2000
                                                        ---------   ---------   ---------
Weighted average shares used for the basic EPS
  computation.........................................  3,485,634   4,211,318   4,983,692
Incremental shares from the assumed exercise of
  dilutive stock options and stock warrants, issuable
  shares and contingently issuable shares.............    149,840     303,715     315,987
                                                        ---------   ---------   ---------
Weighted average shares used for the diluted EPS
  computation.........................................  3,635,474   4,515,033   5,299,679
                                                        =========   =========   =========

In conjunction with certain acquisitions, the Company agreed to pay consideration consisting of shares of its common stock (see Note 4). As a result, the Company estimated and included 55,562 and 138,219 weighted average contingently issuable and issuable shares in its weighted average shares used for the diluted EPS computation for the years ended December 31, 1999 and 2000, respectively. These estimates are based upon the number of shares that are issuable at December 31, 2000 and that would have

                   THE KEITH COMPANIES, INC. AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000

been issuable at December 31, 1999 and through the date of issuance in 2000, weighted for the assumed period the shares were outstanding (commencing the later of the date of acquisition or the beginning of the fiscal year).

There were 236,296, 211,233 and 475,248 anti-dilutive weighted potential common shares excluded from the above calculation in 1998, 1999 and 2000, respectively.

   USE OF ESTIMATES IN THE PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

The preparation of these consolidated financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the amounts of revenue and expenses reported during the periods. Actual results may differ from the estimates and assumptions used in preparing these consolidated financial statements.

   RISKS AND UNCERTAINTIES

As of December 31, 2000, approximately 10% of the Company's work force is covered by collective bargaining agreements that expire during 2001.

   RECLASSIFICATIONS

Certain 1999 balances have been reclassified to conform to the presentation used in 2000.

(3) INITIAL PUBLIC OFFERING OF COMMON STOCK

On July 15, 1999, the Company completed an initial public offering of 1,500,000 shares of its common stock. The offering price was $9.00 per share resulting in proceeds of approximately $11,015,000 to TKCI, net of underwriters' discount and offering costs. The Company's common stock is traded on the NASDAQ National Market under the symbol "TKCI."

The Company primarily used proceeds of the initial public offering to repay related party notes payable and accrued interest of $2,647,000, to repay notes payable and accrued interest of $251,000, to repay the previous bank line of credit of $4,731,000 and to acquire substantially all of the assets of and assume substantially all of the liabilities of Thompson-Hysell.

                   THE KEITH COMPANIES, INC. AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000

(4) ACQUISITIONS

   CROSBY, MEAD, BENTON & ASSOCIATES

On October 13, 2000, TKCI acquired all of the outstanding shares of common stock of CMB. The purchase price was $2,455,000, consisting of cash of $1,216,000, $239,000 of other acquisition related costs and $500,000 in shares of common stock issuable in each of 2001 and 2002. The common stock issuable is subject to adjustments extending up to one year from the date of acquisition related to the book values of net assets acquired, accounts receivable, costs and estimated earnings in excess of billings and billings in excess of costs and estimated earnings that existed at the date of acquisition. The acquisition of CMB was accounted for using the purchase method of accounting and, accordingly, the accompanying consolidated financial statements include the assets, liabilities and results of operations of CMB since the date of the acquisition. The excess of the purchase price over the estimated fair market value of the net identified assets acquired of $2,040,000 was recorded as goodwill and will be amortized over a period of 25 years.

   THOMPSON-HYSELL, INC.

In conjunction with its initial public offering, on July 15, 1999, the Company acquired substantially all of the assets and assumed substantially all of the liabilities of Thompson-Hysell. The Company paid cash in the amount of $4,636,000, which consisted of $4,310,000 to Thompson-Hysell and $326,000 of other acquisition related costs. In addition, contingent consideration consisted of (i) shares of common stock with a value at the initial public offering equal to $1,333,000, and (ii) a promissory note in the original principal amount of $1,333,000, payable in 2001. The issuance of common stock and the principal balance of the promissory note were contingent upon earnings for the years ended December 31, 1998, 1999 and 2000. In October 2000, the Company issued 120,157 shares of its common stock valued at $631,000 based on the attainment of 1999 earnings and increased goodwill by this amount. In December 2000, the Company increased goodwill and the principal balance on the promissory note by $1,039,000 based on the attainment of 2000 earnings before interest and taxes, as defined. The acquisition was accounted for using the purchase method of accounting. Goodwill, which represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired and liabilities assumed, in the amount of $5,846,000 is being amortized over a period of 25 years.

The following unaudited pro forma data presents information as if the acquisition of Thompson-Hysell had occurred on January 1, 1998, and the acquisition of CMB had occurred on January 1, 1999. The pro forma data is provided for informational purposes only and is based on historical information. The pro forma data does not necessarily reflect the actual results of operations that would have occurred had Thompson-Hysell,

                   THE KEITH COMPANIES, INC. AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000

CMB and TKCI comprised a single entity during the periods presented, nor is it necessarily indicative of future results of operations of the combined entities.

                                                       PRO FORMA FOR THE YEARS ENDED
                                                               DECEMBER 31,
                                                  ---------------------------------------
                                                     1998          1999          2000
                                                  -----------   -----------   -----------
                                                                (UNAUDITED)
Net revenue.....................................  $37,648,000   $51,455,000   $58,428,000
Net income available to common shareholders.....  $ 2,467,000   $ 2,893,000   $ 4,764,000
Basic earnings per share........................  $      0.71   $      0.69   $      0.96

   JOHN M. TETTEMER & ASSOCIATES, INC.

On August 1, 1998, TKCI acquired all of the outstanding common stock of JMTA for $740,000, which consisted of cash of $150,000; $240,000 in amortizing notes bearing interest at 8% payable in 60 monthly payments; $250,000 in interest only notes bearing interest at 8% payable quarterly, which were paid in conjunction with the initial public offering; warrants to purchase 55,555 shares of TKCI common stock, exercisable immediately at a purchase price of $4.73 per share, expiring July 31, 2003; and $100,000 of other acquisition related costs. The fair value of the warrants, calculated using the Black-Scholes option pricing model assuming an estimated fair value of common stock at issue date of $3.78 per share, a risk free interest rate of 5% and no stock dividend yield, was immaterial and therefore excluded from the purchase price. The amortizing notes include the principal stockholder of TKCI as co-maker. The acquisition was accounted for using the purchase method of accounting and, accordingly, the consolidated financial statements include the assets and liabilities and results of operations of JMTA as of and subsequent to August 1, 1998. The excess purchase price over the fair value of the net identified assets acquired totaled $571,000 and has been recorded as goodwill in the accompanying consolidated balance sheets and is being amortized over a period of 25 years. During 1999, goodwill and the principal balance of the amortizing notes were reduced by $60,000 to reflect an adjustment to JMTA's book value at August 1, 1998.

(5) EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Equipment and leasehold improvements at December 31, 1999 and 2000 consist of the following:

                                                         1999          2000
                                                      -----------   -----------
Equipment...........................................  $ 8,026,000   $ 9,361,000
Leasehold improvements..............................      430,000       438,000
Accumulated depreciation and amortization...........   (3,920,000)   (5,086,000)
                                                      -----------   -----------
  Equipment and leasehold improvements, net.........  $ 4,536,000   $ 4,713,000
                                                      ===========   ===========

                   THE KEITH COMPANIES, INC. AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000

At December 31, 1999 and 2000, the cost of computer equipment, vehicles and office furniture and fixtures recorded under capital leases, net of the related accumulated amortization, were $2,109,000 and $1,036,000, respectively.

(6) INDEBTEDNESS

   LINE OF CREDIT, LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS

                                                                    DECEMBER 31,
                                                              -------------------------
                                                                 1999          2000
                                                              -----------   -----------
Line of credit (see (a) below)..............................  $ 1,300,000   $ 2,025,000
Note payable; no stated interest rate; interest imputed at
  an annual rate of 10.75%; payable in monthly installments
  of $12,000, including interest, repaid in September 2000
  (see (b) below)...........................................      253,000            --
Notes payable; interest ranging from 0.90% to 13.22%;
  payable in monthly installments ranging from $1,000 to
  $26,000, including interest, through 2004 (see (b)
  below)....................................................      353,000       517,000
Notes payable; bearing interest at 8%; each payable in
  monthly installments of $2,000, including interest,
  through August 2003.......................................      177,000       132,000
Note payable; bearing interest at 10%; interest only payable quarterly; principal and unpaid interest due April 2001
  (see (c) below)...........................................    1,333,000     2,372,000
Capital lease obligations; interest ranging from 4.98% to
  19%; payable in monthly installments ranging from $1,000
  to $6,000, including interest, through 2005 (see (b)
  below)....................................................    1,382,000       634,000
Other.......................................................       37,000        65,000
                                                              -----------   -----------
                                                                4,835,000     5,745,000
Less current portion........................................   (1,292,000)   (5,384,000)
                                                              -----------   -----------
                                                              $ 3,543,000   $   361,000
                                                              ===========   ===========

(a) On September 1, 1999, the Company entered into a line of credit agreement with a bank to fund working capital needs and the acquisitions of equipment. The line of credit has a working capital component with a maximum outstanding principal balance of $6,000,000 which matures on September 3, 2001 and an equipment component with a maximum outstanding principal balance of $3,500,000, which matured on September 3, 2000. On September 3, 2000 and November 3, 2000, the line of credit was amended to extend the maturity on the equipment component to January 3, 2001. The equipment component matured on January 3, 2001 and the Company elected not to formally amend or extend this component. The Company plans on reestablishing the equipment component when it renews the working capital component during negotiations with the bank in 2001. The working capital component bears interest at either the prime rate or approximately one and three-quarters percent above LIBOR, and the equipment component bore interest at either the prime rate or at approximately two percent above LIBOR. The aggregate outstanding principal balance of working capital advances and equipment advances can not exceed $8,500,000. Subsequent to the maturity of the equipment component, the aggregate outstanding principal balance can not exceed

                   THE KEITH COMPANIES, INC. AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000

$6,000,000. The line of credit is subject to various restrictions and contains certain financial and nonfinancial related covenants. In addition, the line of credit is collateralized by a first-priority security interest in all accounts receivable and other rights to payment, general intangibles and equipment. As of December 2000, there were no outstanding borrowings on the equipment component of the line of credit and the working capital component had outstanding borrowings of $2,025,000 bearing interest at 9.5% (the prime rate).

The Board of Directors authorized the Company to repurchase its common stock and on October 13, 1999, the Company requested and was granted a waiver from the bank to repurchase or otherwise acquire any shares of any class of its stock up to $700,000 through the period ending October 13, 2000. As of December 31, 2000, the Company purchased 124,600 shares of its common stock at a cost of $683,000.

(b) The notes payable and capital lease obligations are secured by certain assets of the Company.

(c) An unsecured promissory note was executed in conjunction with the Asset Purchase Agreement dated April 9, 1999 between the Company and Thompson-Hysell related to the acquisition of substantially all of the assets and the assumption of substantially all of the liabilities of Thompson-Hysell (see Note 4). In accordance with the terms of the note, the principal balance has been increased by $1,039,000 based upon the attainment of performance criteria tied to December 31, 2000 earnings before interest and taxes, as defined in the note.

Future annual principal maturities of indebtedness as of December 31, 2000 are as follows:

YEARS ENDING DECEMBER 31:
  2001...................................................  $5,384,000
  2002...................................................     264,000
  2003...................................................      78,000
  2004...................................................      17,000
  2005...................................................       2,000
                                                           ----------
                                                           $5,745,000
                                                           ==========

In connection with the initial public offering in July 1999, the Company repaid debts, including accrued interest, to related parties totaling $2,647,000. There were no outstanding borrowings to related parties as of December 31, 1999 and 2000.

(7) LEASES

The Company leases equipment and vehicles under capital lease agreements that expire at various dates through 2005. The Company also has several noncancelable operating leases, primarily for office facilities, that expire through 2008. These leases generally

                   THE KEITH COMPANIES, INC. AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000

contain renewal options for periods ranging from one to five years and require the Company to pay costs, including common area maintenance and insurance charges. Rental expense for operating leases during 1998, 1999 and 2000 totaled $1,671,000, $2,216,000 and $2,409,000, respectively.

Certain facilities have been sublet under month-to-month subleases that provide for reimbursement of various common area maintenance charges. Rental expense has been reduced for sublease income of $64,000, $22,000 and $11,000 for the years ended December 31, 1998, 1999 and 2000, respectively. Future minimum lease payments as of December 31, 2000 are as follows:

                                                        OPERATING     CAPITAL
                                                          LEASES      LEASES
                                                        ----------   ---------
YEARS ENDING DECEMBER 31:
  2001................................................  $2,779,000   $ 482,000
  2002................................................   2,209,000     183,000
  2003................................................   1,638,000      22,000
  2004................................................     699,000       3,000
  2005................................................     634,000       2,000
  Thereafter..........................................     396,000          --
                                                        ----------   ---------
Total future minimum lease payments...................  $8,355,000     692,000
                                                        ==========
Less amounts representing interest....................                 (58,000)
                                                                     ---------
Total obligations under capital leases................                 634,000
Less current portion..................................                (437,000)
                                                                     ---------
Long-term capital lease obligations...................               $ 197,000
                                                                     =========

(8) REDEEMABLE SECURITIES AND STOCK INDEMNIFICATION RIGHTS

In connection with the acquisition of ESI in December 1997, TKCI issued to the sellers 74,074 shares of common stock, redeemable at the discretion of any seller at a price of $6.75 per share, if the Company did not complete an initial public offering by October 31, 1999. This right of the sellers expired November 15, 1999. The redeemable common stock was valued at $2.70 per share on the date of the acquisition of ESI. The difference between the redemption value of $6.75 per share and the initial valuation of $2.70 per share was accreted over the period from the acquisition, December 30, 1997, through the date of the initial public offering, July 15, 1999, through charges to additional paid-in capital.

In connection with the acquisition of ESI, TKCI also issued to the sellers stock options to purchase 44,444 shares of common stock with redemption provisions. The redemption provisions provided that in the event that the underlying shares did not have a fair market value of at least $8.10 per share at some time during the period between the date of the Company's initial public offering and October 1, 2002, the holders were entitled to

                   THE KEITH COMPANIES, INC. AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000

receive $5.40 in cash for each unexercised vested option (or $8.10 for each share of common stock issued upon exercise of a stock option). The $5.40 redemption value was accreted over the period from the acquisition, December 30, 1997 through the date of the initial public offering, July 15, 1999, through charges to additional paid-in capital.

As a result of the Company's completion of its initial public offering at $9.00 per share in July 1999, the redeemable securities were no longer redeemable and, accordingly, $353,000 of accumulated accretion on redeemable securities was reclassified to common stock and additional paid-in capital.

Subsequent to the acquisition of ESI, TKCI agreed to indemnify certain holders of 40,000 shares of common stock issued in connection with the acquisition of ESI against a market decline in TKCI's common stock after the initial public offering of TKCI's common stock. The excess of the guarantee price over the market value of the 40,000 shares of common stock of $100,000 on November 11, 1999 was paid and is recorded as a component of other expenses in the accompanying consolidated statement of income for the year ended December 31, 1999.

(9) COMMON STOCK AND STOCK PLANS

The following stock options and stock warrants are authorized for issuance at December 31, 2000:

Stock options.............................................  1,111,111
Stock warrants related to acquisitions....................    150,000
                                                            ---------
                                                            1,261,111
                                                            =========

   STOCK OPTION PLANS

In 1994, KEI and TKCI each adopted stock option plans (the "Plans"). Under the terms of the Plans, the Boards of Directors of KEI and TKCI were able to grant stock options to officers, key employees and directors. The Plans, as amended in 1997, authorized grants of options to purchase 555,556 shares each of authorized but unissued common stock in TKCI and KEI. Stock options have been granted with an exercise price equal to or greater than the stock's estimated fair market value at the date of grant. All stock options issued in connection with the Plans have ten-year terms that vest and become exercisable ratably each year for a period of up to five years from the grant date.

In connection with the Reorganization, the KEI plan was terminated and options to purchase shares of common stock of KEI outstanding at August 1, 1998 were automatically converted into options to purchase a like number of shares of TKCI common stock, with the same exercise price, expiration date and other terms as prior to

                   THE KEITH COMPANIES, INC. AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000

the Reorganization (the "Plan"). On April 23, 1999, the stock option plan was amended to increase the number of options authorized for grant to 1,111,111.

In September 2000, the Company made an offer to option holders which gave them a one-time election to have the Company cancel their options as of September 30, 2000 and to receive new options covering the same number of shares at an option exercise price equal to market value on a date six months and one day later. Prior to the expiration of the six month and one day period, the Securities and Exchange Commission stated its position regarding the regulatory treatment of such offers. Based on that position and consultation with legal counsel, the Company concluded that the attempt by the Company to cancel the options was ineffective and the participants continue to hold their original options.

At December 31, 2000, there were options to acquire 198,034 shares available for grant under the Plan. The following represents the estimated fair value of options granted, as determined using the Black-Scholes option pricing model and the assumptions used for calculation:

                                                                    YEARS ENDED
                                                                   DECEMBER 31,
                                                              -----------------------
                                                              1998     1999     2000
                                                              -----    -----    -----
Weighted average estimated fair value per share of common
  stock at grant date.......................................  $3.40    $5.60    $5.50
Average exercise price per option granted...................  $3.40    $5.60    $5.50
Expected volatility.........................................    0.0%    29.4%    51.5%
Risk-free interest rate.....................................    5.0%     6.5%     5.0%
Option term (years).........................................     10       10       10
Stock dividend yield........................................    0.0%     0.0%     0.0%

In accounting for its Plan, the Company elected the pro forma disclosure option under SFAS No. 123. Accordingly, no compensation cost has been recognized for its stock options in the consolidated financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income would have been adjusted to the pro forma amount indicated below:

                                                        YEARS ENDED DECEMBER 31,
                                                 --------------------------------------
                                                    1998          1999          2000
                                                 ----------    ----------    ----------
Net income available to common shareholders:
  As reported..................................  $1,424,000    $2,247,000    $4,720,000
  Pro forma....................................  $1,371,000    $2,077,000    $4,481,000
Basic earnings per share:
  As reported..................................  $     0.41    $     0.53    $     0.95
  Pro forma....................................  $     0.39    $     0.49    $     0.90

                   THE KEITH COMPANIES, INC. AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000

Pro forma net income reflects only options granted after January 1, 1995. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net income amounts presented above because compensation cost is reflected over the options' vesting period of five years and compensation cost for options granted prior to January 1, 1995 is not considered.

Stock option activity during the periods indicated is as follows:

                                                        NUMBER
                                                          OF        WEIGHTED-
                                                        SHARES       AVERAGE
                                                      UNDERLYING    EXERCISE
                                                       OPTIONS        PRICE
                                                      ----------    ---------
Balance at December 31, 1997........................    344,074
  Granted...........................................    142,593       $5.13
  Forfeited.........................................     (1,111)      $2.70
                                                       --------
Balance at December 31, 1998........................    485,556
  Granted...........................................    317,414       $8.91
  Exercised.........................................    (10,523)      $2.83
  Forfeited.........................................    (26,165)      $6.95
                                                       --------
Balance at December 31, 1999........................    766,282
  Granted...........................................    178,150       $4.95
  Exercised.........................................    (30,095)      $3.09
  Forfeited.........................................    (41,878)      $6.69
                                                       --------
Balance at December 31, 2000........................    872,459
                                                       ========

The weighted average remaining contractual life and weighted average exercise price of options outstanding and of options exercisable as of December 31, 2000, were as follows:

                                                    OUTSTANDING
                                     -----------------------------------------        EXERCISABLE
                                      NUMBER OF        WEIGHTED                  ----------------------
                                       SHARES          AVERAGE        WEIGHTED     SHARES      WEIGHTED
                                     UNDERLYING       REMAINING       AVERAGE    UNDERLYING    AVERAGE
             RANGE OF                  OPTIONS     CONTRACTUAL LIFE   EXERCISE     OPTIONS     EXERCISE
          EXERCISE PRICES            OUTSTANDING       (YEARS)         PRICE     EXERCISABLE    PRICE
          ---------------            -----------   ----------------   --------   -----------   --------
$2.70..............................    353,079           5.55          $2.70       267,357      $2.70
$3.38 to $7.44.....................    204,911           8.96          $4.99        13,714      $5.40
$8.06 to $9.90.....................    314,469           8.46          $9.00        82,739      $8.92

At December 31, 1998, 1999 and 2000, the number of shares of common stock subject to exercisable options were 158,889, 284,806 and 363,810, respectively, and the weighted-average exercise prices of those options were $2.70, $3.26 and $4.22, respectively.

In 1998, 1999 and 2000, in connection with acquisitions, TKCI reserved for grant options to purchase 179,630 shares of its common stock to employees of the acquired companies

                   THE KEITH COMPANIES, INC. AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000

under the Plan. As of December 31, 2000, options to purchase 141,248 shares of common stock reserved for grant have been granted subject to the Plan.

   STOCK WARRANTS

The Company issued stock warrants to purchase common stock in connection with the acquisitions of Thompson-Hysell, JMTA and ESI. The terms of stock warrants to acquire shares of common stock are as follows at December 31, 2000:

                                                     REMAINING
         GRANT DATE           GRANTED   EXERCISED   EXERCISABLE   EXERCISE PRICE    EXPIRATION DATE
         ----------           -------   ---------   -----------   --------------    ---------------
August 3, 1998..............   55,555    20,000        35,555         $4.73        July 31, 2003
September 15, 1998..........   27,778        --        27,778         $6.75        September 18, 2001
July 15, 1999...............   66,667        --        66,667         $6.75        July 15, 2002
                              -------    ------       -------
                              150,000    20,000       130,000
                              =======    ======       =======

Warrants are generally granted with an exercise price equal to or greater than the underlying stock's estimated fair market value at the date of grant, vest immediately and may be exercised at any time until the expiration date. During 1999, 66,667 warrants were issued with an exercise price less than the stock's estimated fair market value at the date of grant. The $150,000 difference between the fair market value of the stock at the date of grant and the exercise price was included as a component of the purchase price of Thompson-Hysell (see
Note 4).

   COMMON STOCK

All issued and outstanding shares of KEI stock prior to the Reorganization were exchanged into an equivalent number of shares of TKCI stock and all of the shares of KEI stock were subsequently cancelled. The outstanding shares of TKCI stock prior to the Reorganization remained outstanding and were not affected by the Reorganization.

(10) EMPLOYEE BENEFIT PLANS

The Company has two defined contribution 401(k) plans, which commenced in 1980 and 1988, covering a majority of its employees. These plans are designed to be tax deferred in accordance with the provisions of Section 401(k) of the Internal Revenue Code. Employees may contribute from 1% to 20% of compensation on a tax-deferred basis through a "salary reduction" arrangement. In 1998, the Company implemented a discretionary employer matching contribution program, with a five-year vesting schedule, whereby the Company matched 50% of the first 1% of employee contributions for the year. Effective January 1, 1999, the Company increased the employer contribution percentage to 50% of the first 6% of employee contributions, not to exceed $1,500 per employee per year. Effective January 1, 2000, the Company increased the employer contribution percentage to 100% of the first 3%, plus 50% of the next 2% of employee

                   THE KEITH COMPANIES, INC. AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000

contributions, vesting immediately. During 1998, 1999 and 2000, the Company incurred $55,000, $336,000 and $851,000, respectively, related to its 401(k) plans, which represented the Company's entire obligations under the employer matching contribution program for the years ended December 31, 1998, 1999 and 2000.

(11) INCOME TAXES

Income tax expense (benefit) consists of the following:

                                                           YEARS ENDED DECEMBER 31,
                                                     ------------------------------------
                                                        1998         1999         2000
                                                     ----------   ----------   ----------
Current:
  Federal..........................................  $  (29,000)  $  260,000   $2,036,000
  State............................................     (99,000)     118,000      534,000
                                                     ----------   ----------   ----------
     Subtotal......................................    (128,000)     378,000    2,570,000
                                                     ----------   ----------   ----------
Deferred:
  Federal..........................................   1,262,000      999,000      514,000
  State............................................     216,000       89,000      115,000
                                                     ----------   ----------   ----------
     Subtotal......................................   1,478,000    1,088,000      629,000
                                                     ----------   ----------   ----------
     Total.........................................  $1,350,000   $1,466,000   $3,199,000
                                                     ==========   ==========   ==========

A reconciliation of income tax at the federal statutory rate of 34% to the Company's provision for income taxes is as follows:

                                                           YEARS ENDED DECEMBER 31,
                                                     ------------------------------------
                                                        1998         1999         2000
                                                     ----------   ----------   ----------
Computed "expected" federal income tax expense.....  $1,021,000   $1,184,000   $2,692,000
State income tax expense, net of federal income tax
  benefit..........................................      77,000      167,000      451,000
Tax effect of earnings not subject to federal
  income tax due to S corporation election.........    (513,000)          --           --
Tax effect of S to C corporation conversion........     595,000           --           --
Change in federal deferred tax valuation
  allowance........................................      35,000      (35,000)          --
Other..............................................     135,000      150,000       56,000
                                                     ----------   ----------   ----------
                                                     $1,350,000   $1,466,000   $3,199,000
                                                     ==========   ==========   ==========

                   THE KEITH COMPANIES, INC. AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities are as follows:

                                                             DECEMBER 31,
                                                        -----------------------
                                                           1999         2000
                                                        ----------   ----------
Deferred tax assets:
  Accrued liabilities and employee compensation.......  $  355,000   $  289,000
  Billings in excess of costs and estimated
     earnings.........................................     216,000      392,000
  Allowance for doubtful accounts.....................     203,000      617,000
  Settlement obligations..............................      99,000           --
  Other...............................................     170,000      249,000
  Net operating loss carryforwards....................     271,000           --
                                                        ----------   ----------
     Total deferred tax assets........................   1,314,000    1,547,000
                                                        ----------   ----------
Deferred tax liabilities:
  Equipment and improvements, net.....................     117,000      284,000
  Section 481, change from cash to accrual............     262,000      622,000
  Costs and estimated earnings in excess of
     billings.........................................   1,972,000    2,643,000
  Other...............................................     129,000      258,000
                                                        ----------   ----------
     Total deferred tax liabilities...................   2,480,000    3,807,000
                                                        ----------   ----------
     Net deferred tax liabilities.....................  $1,166,000   $2,260,000
                                                        ==========   ==========

The net change in the valuation allowance for the years ended December 31, 1998, 1999 and 2000 was an increase of $31,000, a decrease of $62,000, and no increase or decrease, respectively. The Company considers recording a valuation allowance in accordance with the provisions of SFAS No. 109 to reflect the estimated amount of deferred tax assets, which may not be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not, that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment, and believes it is more likely than not the Company will realize the benefits of its deferred tax assets.

As of December 31, 2000, the Company had no federal or state net operating loss carryforwards available to offset future taxable income.

(12) SEGMENT AND RELATED INFORMATION

The Company evaluates performance and makes resource allocation decisions based on the overall type of services provided to customers. For financial reporting purposes, we have grouped our operations into two primary reportable segments. The Real Estate Development, Public Works/Infrastructure and Communications ("REPWIC") segment

                   THE KEITH COMPANIES, INC. AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000

includes engineering and consulting services for the development of both private projects, like residential communities, commercial and industrial properties and recreational projects; public works/infrastructure projects, such as transportation and water/sewage facilities; and site acquisition and construction management services for wireless telecommunications. The Industrial/Energy ("IE") segment, which consists of the division of ESI, provides the technical expertise and management required to design and test manufacturing facilities and processes and to facilitate the construction of alternate electrical power systems that supplement public power supply and large scale power consumers. The accounting policies of the segments are the same as those described in Note 2.

The following tables set forth information regarding the Company's operating segments as of and for the years ended December 31, 1998, 1999 and 2000.

                                                          YEAR ENDED DECEMBER 31, 1998
                                              -----------------------------------------------------
                                                                          CORPORATE
                                                REPWIC          IE          COSTS      CONSOLIDATED
                                              -----------   ----------   -----------   ------------
Net revenue.................................  $25,330,000   $3,852,000   $        --   $29,182,000
Income from operations......................  $ 6,491,000   $  244,000   $(2,698,000)  $ 4,037,000
Identifiable assets.........................  $13,068,000   $1,462,000   $        --   $14,530,000

                                                          YEAR ENDED DECEMBER 31, 1999
                                              -----------------------------------------------------
                                                                          CORPORATE
                                                REPWIC          IE          COSTS      CONSOLIDATED
                                              -----------   ----------   -----------   ------------
Net revenue.................................  $36,009,000   $3,627,000   $        --   $39,636,000
Income from operations......................  $ 7,877,000   $  172,000   $(3,743,000)  $ 4,306,000
Identifiable assets.........................  $22,497,000   $1,164,000   $        --   $23,661,000

                                                          YEAR ENDED DECEMBER 31, 2000
                                              -----------------------------------------------------
                                                                          CORPORATE
                                                REPWIC          IE          COSTS      CONSOLIDATED
                                              -----------   ----------   -----------   ------------
Net revenue.................................  $48,939,000   $4,442,000   $        --   $53,381,000
Income from operations......................  $12,433,000   $  733,000   $(4,981,000)  $ 8,185,000
Identifiable assets.........................  $31,294,000   $2,018,000   $        --   $33,312,000

   BUSINESS CONCENTRATIONS

In 1998, 1999 and 2000, the Company had no customers which represented greater than 10% of consolidated net revenue. No customers represented greater than 10% of net contract and trade receivables at December 31, 1999 and 2000.

                   THE KEITH COMPANIES, INC. AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000

(13) FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of the Company's financial instruments reported in the accompanying consolidated balance sheets for cash and cash equivalents, contracts and trade receivables, other receivables, line of credit, trade accounts payable, accrued employee compensation, and other accrued liabilities approximate their fair values due to the short maturity of these instruments.

At December 31, 2000, notes payable with a carrying amount of $714,000 approximate fair value, determined using estimates for similar debt instruments (see Note 6). At December 31, 2000, the fair value of a note payable with a carrying amount of $2,372,000 was not determinable due to the nature of this financing (see Note 6).

(14) SUPPLEMENTAL CASH FLOW INFORMATION

                                                                  YEARS ENDED DECEMBER 31,
                                                             -----------------------------------
                                                                1998        1999         2000
                                                             ----------   ---------   ----------
Supplemental disclosure of cash flow information:
  Cash paid during the year for interest...................  $1,024,000   $ 975,000   $  377,000
                                                             ==========   =========   ==========
  Cash paid during the year for income taxes...............  $  144,000   $ 124,000   $2,602,000
                                                             ==========   =========   ==========
Noncash financing and investing activities:
  Capital lease obligations recorded in connection with
     equipment acquisitions................................  $  788,000   $ 258,000   $       --
                                                             ==========   =========   ==========
  Purchase price adjustment to goodwill and notes
     payable...............................................  $       --   $  60,000   $1,039,000
                                                             ==========   =========   ==========
  Purchase price adjustment to equipment and leasehold
     improvements and additional paid-in capital...........  $   26,000   $  42,000   $       --
                                                             ==========   =========   ==========
  Purchase price adjustment to goodwill, common stock and
     additional paid-in-capital............................  $       --   $      --   $  631,000
                                                             ==========   =========   ==========
  Accretion (reversal) of redeemable securities to
     redemption value, net.................................  $  230,000   $(230,000)  $       --
                                                             ==========   =========   ==========
Insurance financing........................................  $  202,000   $ 174,000   $  163,000
                                                             ==========   =========   ==========

                   THE KEITH COMPANIES, INC. AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000

The acquisition of JMTA, Thompson-Hysell and CMB resulted in the following increases:

                                                                 YEARS ENDED DECEMBER 31,
                                                           -------------------------------------
                                                             1998         1999          2000
                                                           ---------   -----------   -----------
Contracts and trade receivables..........................  $(309,000)  $(2,253,000)  $(2,642,000)
Costs and estimated earnings in excess of billings.......   (201,000)           --            --
Other receivables and prepaid expenses...................         --        (1,000)      (33,000)
Goodwill.................................................   (571,000)   (4,216,000)   (2,000,000)
Equipment and leasehold improvements.....................    (56,000)   (1,105,000)     (214,000)
Other assets.............................................    (29,000)       (5,000)      (71,000)
Line of credit...........................................         --            --        74,000
Billings in excess of costs and estimated earnings.......         --       150,000       200,000
Long-term debt, including current portion................    640,000     2,446,000       503,000
Accounts payable, accrued expenses and other
  liabilities............................................    449,000       198,000     1,335,000
Deferred tax liabilities.................................         --            --       465,000
Issuable common stock....................................         --            --     1,000,000
Common stock.............................................         --       150,000            --
                                                           ---------   -----------   -----------
  Net cash expended for acquisitions.....................  $ (77,000)  $(4,636,000)  $(1,383,000)
                                                           =========   ===========   ===========

(15) VALUATION AND QUALIFYING ACCOUNTS

For the years ending December 31, 1998, 1999 and 2000, the following is supplementary information regarding valuation and qualifying accounts:

                                          BALANCE AT    PROVISIONS FOR
                                         BEGINNING OF      DOUBTFUL                   BALANCE AT END
                                            PERIOD         ACCOUNTS      DEDUCTIONS     OF PERIOD
                                         ------------   --------------   ----------   --------------
Allowance for doubtful accounts:
  1998.................................    $348,000        $300,000       $284,000      $  364,000
  1999.................................    $364,000        $614,000       $366,000      $  612,000
  2000.................................    $612,000        $671,000       $117,000      $1,166,000

(16) COMMITMENTS AND CONTINGENCIES

In March 2000, Clayton Engineering filed a claim against The Irvine Company alleging that The Irvine Company failed to pay Clayton Engineering for the removal of 30,000 cubic yards of dirt in the Peters Wash located in Irvine, California. JMTA had provided engineering design services for The Irvine Company in connection with this project. JMTA was a wholly-owned subsidiary at the time the claim by Clayton was filed. In January 2001, The Irvine Company filed a claim against JMTA for indemnity. Clayton Engineering is demanding damages in the sum of $2,000,000 against The Irvine Company for construction services rendered and $10,000,000 as a result of consequential loss of business opportunity. Clayton Engineering has made the allegation that plans prepared by JMTA were inaccurate as to the elevation of the bottom of the Peters

                   THE KEITH COMPANIES, INC. AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000

Wash. The Irvine Company has not stated that JMTA violated the standard of care, but has filed an equitable indemnity cross-complaint against JMTA. No demand for settlement has been made against JMTA. The Company believes that the claim made against it is without merit and intends to defend itself vigorously in this action.

The Company is also involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management and the Company's legal counsel, the ultimate disposition of these matters should not have a material adverse effect on the Company's financial position, liquidity and results of operations.

(17) SUBSEQUENT EVENTS

On January 31, 2001, HEA Acquisition, Inc., a wholly owned subsidiary of the Company, acquired substantially all of the assets and assumed substantially all of the liabilities of Hook & Associates Engineering, Inc. ("Hook"). The purchase price consisted of $1,530,000 in cash at closing, the issuance of $500,000 and $700,000 of common stock issuable in 2001 and 2002, respectively, and a subordinated promissory note in the original principal amount of $1,300,000. The issuance of common stock and the amount of the subordinated promissory note are subject to certain adjustments extending up to one year from the date of acquisition related to the book values of net assets acquired, cash, accounts receivable, costs and estimated earnings in excess of billings and billings in excess of costs and estimated earnings as of December 31 2000. In addition, the Company agreed to pay cash related to the income tax effects to the sellers. Hook is a consulting engineering firm providing a full range of services to clients in an array of industries including communications, public works/transportation and real estate development. Hook employs approximately 100 people and has offices in Arizona, Colorado and Wyoming.

The Company was a party to a certain agreement which contained an antidilution provision whereby the Company was restricted from issuing additional shares of common stock, except as may have been required for certain circumstances. Effective March 22, 2001, this agreement was amended to delete this antidilution provision.

                   THE KEITH COMPANIES, INC. AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000

(18) SUPPLEMENTARY FINANCIAL INFORMATION (UNAUDITED)

The following is unaudited supplementary financial information for 1999 and 2000:

                                                        FOR THE QUARTERS ENDED 1999
                                          --------------------------------------------------------
                                           MARCH 31,     JUNE 30,     SEPTEMBER 30,   DECEMBER 31,
                                          -----------   -----------   -------------   ------------
Net revenue.............................  $ 8,969,000   $ 8,643,000    $10,658,000    $11,366,000
Gross profit............................  $ 3,055,000   $ 2,857,000    $ 3,308,000    $ 3,429,000
Income from operations..................  $ 1,159,000   $ 1,060,000    $ 1,097,000    $   990,000
Net income..............................  $   529,000   $   462,000    $   469,000    $   557,000
Net income available to common
  shareholders..........................  $   472,000   $   405,000    $   813,000    $   557,000
Basic earnings per share................  $      0.14   $      0.12    $      0.17    $      0.11

                                                        FOR THE QUARTERS ENDED 2000
                                          --------------------------------------------------------
                                           MARCH 31,     JUNE 30,     SEPTEMBER 30,   DECEMBER 31,
                                          -----------   -----------   -------------   ------------
Net revenue.............................  $12,419,000   $12,681,000    $13,638,000    $14,643,000
Gross profit............................  $ 4,037,000   $ 4,374,000    $ 5,190,000    $ 5,418,000
Income from operations..................  $ 1,387,000   $ 1,888,000    $ 2,434,000    $ 2,476,000
Net income and net income available to
  common shareholders...................  $   762,000   $ 1,067,000    $ 1,488,000    $ 1,403,000
Basic earnings per share................  $      0.15   $      0.22    $      0.30    $      0.28

On Inside Back Cover -- Graphics consisting of photographs of projects on which we have performed services, or representative of those on which we have performed services.

                                2,000,000 SHARES

                               KEITH COMPANY LOGO

                                  COMMON STOCK

                           -------------------------
                                   PROSPECTUS
                           -------------------------

                               TABLE OF CONTENTS

                                    PAGE
                                    ----
Prospectus Summary..............      1
Risk Factors....................      6
Special Note Regarding Forward-
   Looking Statements...........     12
Use of Proceeds.................     13
Dividend Policy.................     13
Price Range of Common Stock.....     14
Capitalization..................     15
Selected Consolidated Financial
   Data.........................     16
Management's Discussion and
   Analysis of Financial
   Condition and Results of
   Operations...................     19

                                    PAGE
                                    ----
Quantitative and Qualitative
   Disclosures About Market
   Risk.........................     27
Business........................     28
Management......................     45
Principal and Selling
   Shareholders.................     54
Description of Capital Stock....     55
Shares Eligible for Future
   Sale.........................     56
Underwriting....................     58
Legal Matters...................     62
Experts.........................     62
Where You Can Find More
   Information..................     62
Index to Consolidated Financial
   Statements...................    F-1

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE NOT, AND THE UNDERWRITERS ARE NOT, MAKING AN OFFER TO SELL THESE SECURITIES, OR SOLICITING ANY OFFER TO BUY THESE SECURITIES, IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION IN THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS, OR ANY SALE OF OUR COMMON STOCK, IS ACCURATE ONLY ON THE DATE OF THIS PROSPECTUS.

WEDBUSH MORGAN SECURITIES INC.                       JANNEY MONTGOMERY SCOTT LLC

                                  MAY 1, 2001